NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

LPBP INC.

TO BE HELD ON NOVEMBER 24, 2006

AND

MANAGEMENT INFORMATION CIRCULAR

OCTOBER 27, 2006

These materials are important and require your immediate attention. They require Shareholders of LPBP Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors.

LPBP INC.

October 27, 2006

Dear Shareholder,

It is my pleasure to extend to you, on behalf of the Board of Directors of LPBP Inc. (the “Company”), an invitation to attend a special meeting (the “Meeting”) of the shareholders of the Company (“Shareholders”) to be held at the Toronto Airport Marriott, 901 Dixon Road, Toronto, Ontario, M9W 1J5 on November 24, 2006 at 10:00 a.m. (Eastern Time).

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass certain special resolutions to authorize various matters in connection with the proposed sale (the “Partnership Sale”) by MDS Laboratory Services, L.P. (the “Labs Services LP”) of substantially all of its assets to Borealis Infrastructure Management Inc. and related entities designated by Borealis (the “Borealis Group”), as set out in the accompanying management information circular (the “Circular”). The Company is the sole limited partner of the Labs Services LP and is entitled to receive 99.99% of the net income of the Labs Services LP. The Partnership Sale is one component of a larger transaction in which MDS Inc. (“MDS”) has agreed to sell its Canadian diagnostics business to the Borealis Group (the “MDS Sale”). The aggregate purchase price for the MDS Sale is approximately $1.3 billion, subject to certain adjustments. The amount allocated to the Partnership Sale and to be paid to the Labs Services LP is approximately $750 million, subject to certain adjustments and a potential holdback by the Borealis Group, which could result in a purchase price adjustment, in respect of certain transaction obligations.

If the Partnership Sale is completed, the Board of Directors currently intends to distribute to Shareholders the aggregate net proceeds of the Partnership Sale, currently estimated at approximately $640 million (after deducting currently anticipated adjustments and amounts for income taxes and expenses relating to the Partnership Sale but without taking into account the amount of the holdback, if any), less amounts needed for general corporate purposes. As a result of an undertaking given by MDS in favour of the Company, the amount of the aggregate net proceeds payable to holders of Class A Common Shares other than MDS will be unaffected to the extent that any amount of the holdback is retained by the Borealis Group.

If Shareholder approval is received at the Meeting, it is intended that a portion of the Company’s initial distribution of such net proceeds will be distributed to Shareholders as a return of capital. A return of capital is not treated as income for purposes of the Income Tax Act (Canada) and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend (refer to the enclosed Circular under the heading “Certain Canadian Federal Income Tax Considerations”). The date and amount of the initial distribution will be determined after the closing of the Partnership Sale.

MDS is the holder of approximately 47.5% of the outstanding Class A Common Shares and all of the outstanding Class B Non-Voting Shares of the Company, which total approximately 99.56% of the outstanding shares of the Company. A wholly-owned subsidiary of MDS is the general partner of the Labs Services LP. As previously disclosed by the Company, MDS announced in September 2005 a shift of focus for its businesses. As part of its repositioning, MDS proceeded to review the appropriateness of alternative ownership structures for its Canadian diagnostics business which ultimately led to the proposed MDS Sale.

On February 8, 2006, the Board of Directors of the Company appointed a committee of directors (the “Independent Committee”) who are independent of MDS, being J. Paul Mills, Q.C., as Chair, Edward McCormack and Mitchell Kostuch, to review and evaluate the terms of the Partnership Sale. To assist in its review and evaluation, the Independent Committee retained independent legal and financial advisors.

All members of the Board of Directors eligible to vote regarding the Partnership Sale have unanimously determined that the Partnership Sale is in the best interest of the Company. Those members of the Board eligible to vote unanimously recommend that Shareholders vote in favour of the special resolutions to be considered at the Meeting, including the special resolutions approving the Partnership Sale. In arriving at its determination, the Board of Directors considered a number of factors, including the recommendation of the Independent Committee and a fairness opinion from KPMG Corporate Finance Inc., the independent financial advisor to the Independent Committee.

The Circular outlines in greater detail the matters to be presented to Shareholders at the Meeting, which include a special resolution authorizing the Company to consent to the Partnership Sale, a special resolution approving amendments to the corporate objects of the Company in connection with the Partnership Sale and a special resolution approving a reduction in the amount of the stated capital of the Class A Common Shares and, at the option of the Board of Directors of the Company, the Class B Non-Voting Shares in order to permit the distribution to Shareholders of a portion of the net proceeds of the Partnership Sale received by the Company as a return of capital. The Circular also contains a detailed description of the Partnership Sale, the proposed return of capital distribution and other information relating thereto. We urge you to consider carefully all of the information in the Circular. If you require assistance, please consult your professional advisors.

If you are a registered Shareholder and are unable to be present at the Meeting in person, we encourage you to vote by completing the enclosed form of proxy (printed on blue paper for Class A Common Shareholders) and returning it in accordance with the instructions provided in the Circular and in the proxy. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend. If you are a non-registered holder of Class A Common Shares and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided therein. Failure to do so may result in your Class A Common Shares not being eligible to be voted at the Meeting. This is an important matter affecting your investment in the Company and your vote is important regardless of the number of Class A Common Shares you own.

If Shareholders approve the Partnership Sale and all other conditions to the closing of the MDS Sale are satisfied or waived, completion of the MDS Sale and the Partnership Sale is targeted for November 30, 2006 and is anticipated to be completed no later than the end of January 2007.

On behalf of the Company, we would like to thank all Shareholders for their ongoing support.

Yours truly,

"John Anderson"

John Anderson

President and Chief Executive Officer

LPBP INC.

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS

A special meeting (the “Meeting”) of shareholders of LPBP Inc. (the “Company”) will be held at the Toronto Airport Marriott, 901 Dixon Road, Toronto, Ontario, M9W 1J5 on November 24, 2006 at 10:00 a.m. (Eastern Time) for the following purposes:

1.
to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Transaction Resolution”) of the holders of the Company’s Class A Common Shares (“Class A Common Shares”), the full text of which is set forth in Appendix B to the accompanying management information circular (the “Circular”), authorizing the consent by the Company to the sale by MDS Laboratory Services, L.P. (the “Labs Services LP”) of substantially all of its assets (the “Partnership Sale”) under the terms of an asset purchase agreement dated October 4, 2006 (the “Eastern Sale Agreement”) between MDS Inc. (“MDS”) and Borealis Infrastructure Management Inc. and to authorize the Company to consent to certain amendments to the partnership agreement governing the Labs Services LP incidental to such transaction or otherwise considered desirable by the general partner of the Labs Services LP, all as more particularly described in the Circular;

2.
to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Corporate Objects Resolution”) of the holders of the Class A Common Shares and the holders of the Company’s Class B Non-Voting Shares (the “Class B Non-Voting Shares”), each voting separately as a class, the full text of which is set forth in Appendix C to the accompanying Circular, approving an amendment to the Corporate Objects (which form part of the Articles of Arrangement of the Company) to provide the Company with the authority to consent to the sale, transfer or other disposition of all or any part of the assets of the Labs Services LP and/or Hemosol LP, including the Partnership Sale, in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company and to confirm that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP, all as more particularly described in the Circular;

3.
to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Capital Distribution Resolution”) of the holders of the Class A Common Shares and the holders of the Class B Non-Voting Shares, each voting separately as a class, the full text of which is set forth in Appendix D to the accompanying Circular, authorizing:

(a)  the reduction of the stated capital attributable to the Class A Common Shares for purposes of a distribution to the holders of the Class A Common Shares by an amount equal to the lesser of: (i) the total stated capital of the Class A Common Shares; and (ii) the aggregate amount of the initial distribution on the Class A Common Shares, as determined by the Board of Directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale; and

(b)  if the Board of Directors of the Company so elects, in its sole discretion, the concurrent reduction of the stated capital attributable to the Class B Non-Voting Shares for purposes of a distribution to the holders of the Class B Non-Voting Shares by an amount equal to the lesser of: (i) the total stated capital of the Class B Non-Voting Shares; and (ii) the aggregate amount of the relevant distribution on the Class B Non-Voting Shares, as determined by the Board of Directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale; and

4.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

NOTES:

(1)
The Company has fixed October 24, 2006 as the record date (the “Record Date”) for determining those holders (“Shareholders”) of the Company’s Class A Common Shares and Class B Non-Voting Shares (collectively “Shares”) entitled to receive notice of and to vote at the Meeting on those matters for which they are entitled to vote. Holders of Class A Common Shares are entitled to one vote for each Class A Common Share held. Holders of Class B Non-Voting Shares are entitled to one vote for each Class B Non-Voting Share held on the Corporate Objects Resolution and the Capital Distribution Resolution, but otherwise are not entitled to vote at the Meeting. A person who has acquired Class A Common Shares or Class B Non-Voting Shares after the Record Date is entitled to vote those Shares at the Meeting on the matters for which such Shares are entitled to vote upon producing properly endorsed Share certificates, or otherwise establishing Share ownership, and requesting the inclusion of such person’s name in the list of Shareholders not less than ten days before the Meeting.

(2)
Pursuant to subsection 185(1) of the Business Corporations Act (Ontario) (the “OBCA”), registered Shareholders are entitled to dissent in respect of the Transaction Resolution and/or the Corporate Objects Resolution, as applicable. If the action under the applicable resolution becomes effective, a Shareholder who has dissented in respect of such resolution is entitled to be paid the fair value of such dissenting Shareholder’s Shares, provided that such dissenting Shareholder has delivered a written objection to the applicable resolution(s) to the Company at or before the Meeting and has otherwise strictly complied with the provisions of section 185 of the OBCA. This right is described in detail in the accompanying Circular under the heading “Rights of Dissenting Shareholders”. The text of section 185 of the OBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to the Circular. While holders of Class B Non-Voting Shares are entitled to dissent in respect of the Corporate Objects Resolution, as of the Record Date, MDS was the holder of all of the issued and outstanding Class B Non-Voting Shares and has advised the Company that it will vote all such Shares in favour of the Corporate Objects Resolution. Accordingly, MDS will not exercise the right to dissent that is available to holders of Class B Non-Voting Shares in respect of the Corporate Objects Resolution. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

(3)
Registered holders of Class A Common Shares who are unable to be personally present at the Meeting are requested to date, complete, sign and return the form of proxy in the envelope provided in person or by registered mail to LPBP Inc. c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by facsimile transmission to Computershare Investor Services Inc. toll-free at 1-866-249-7775 (or in the Toronto area at (416) 263-9524) Attention: Proxy Department. To be effective, proxies must be received before 4:30 p.m. (Eastern Time) on November 22, 2006 (or the date that is two business days preceding the Meeting if it is postponed or adjourned).

(4)	Non-registered holders of Class A Common Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.

DATED at Toronto, Ontario, this 27th day of October, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
"John Anderson"
John Anderson President and Chief Executive Officer

TABLE OF CONTENTS

INFORMATION INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
NOTICE REGARDING INFORMATION
NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA
SUMMARY OF CIRCULAR
Date, Time and Place
Purpose of the Meeting
Shareholder Approval
The Partnership Sale
KPMG Advice
Recommendation of the Board of Directors
Reasons for the Recommendation
Eastern Sale Agreement
Use of Proceeds
Certain Canadian Federal Income Tax Considerations
Certain United States Federal Income Tax Considerations
Risk Factors
Rights of Dissenting Shareholders
THE PARTNERSHIP SALE
Background to the Partnership Sale
Proceedings of the Board of Directors and the Independent Committee
KPMG Advice
Recommendation of the Board of Directors
BUSINESS TO BE CONDUCTED AT THE MEETING
Quorum and Voting Rights
Resolutions to be Approved
The Transaction Resolution
The Corporate Objects Resolution
The Capital Distribution Resolution
Canadian Securities Law Matters
Interests of Certain Persons in Matters to be Acted Upon at the Meeting
Expenses of the Transaction
Particulars of Other Matters
EASTERN SALE AGREEMENT
Aggregate Purchase Price
Holdback and MDS Undertaking
Closing Date
Selling Parties
Representations and Warranties
Covenants
Closing Conditions
USE OF PROCEEDS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Residents of Canada
Non-Residents of Canada
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Distributions
De Facto Liquidation
Passive Foreign Investment Company Rules
Information Reporting and Backup Withholding
RISK FACTORS
Risks Relating to the Partnership Sale
Risks Relating to the Company
RIGHTS OF DISSENTING SHAREHOLDERS
LEGAL MATTERS
PRINCIPAL HOLDERS OF SECURITIES
ADDITIONAL INFORMATION RELATING TO THE COMPANY
Information Incorporated by Reference
Management Agreement
Auditor
Additional Information Regarding the Company
INFORMATION CONCERNING THE MEETING AND PROXIES
Solicitation of Proxies
Appointment of Proxyholder
Revocation of Proxy
Exercise of Proxy
Voting Rights for Beneficial Owners of Shares
APPROVAL OF BOARD
CONSENTS
Consent of McCarthy Tétrault LLP
Consent of KPMG Corporate Finance Inc
APPENDIX A: GLOSSARY OF DEFINED TERMS
APPENDIX B: TRANSACTION RESOLUTION
APPENDIX C: CORPORATE OBJECTS RESOLUTION
APPENDIX D: CAPITAL DISTRIBUTION RESOLUTION
APPENDIX E: KPMG FAIRNESS OPINION
APPENDIX F: SECTION 185 OF THE OBCA

LPBP INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of LPBP Inc. (the “Company”) for use at the special meeting of Shareholders of the Company to be held at the Toronto Airport Marriott, 901 Dixon Road, Toronto, Ontario, M9W 1J5 on November 24, 2006 at 10:00 a.m. (Eastern Time) and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying Notice of Meeting.

Certain capitalized terms used in this Circular are defined in the Glossary of Defined Terms appearing in Appendix A to this Circular.

INFORMATION INCORPORATED BY REFERENCE

Certain information has been incorporated by reference in this Circular as expressly referred to elsewhere in the Circular. Copies of the documents from which such information is expressly incorporated by reference may be obtained via SEDAR at www.sedar.com or via EDGAR at www.sec.gov or on request without charge from the Secretary of LPBP Inc., 75 International Blvd., Toronto, Ontario, M9W 6L9, Phone: 416-213-0565.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements relating to the proposed sale by the Labs Services LP of substantially all of its assets, the intended use of proceeds following the completion of the Partnership Sale, and the business and financial outlook of the Company, which are based on the current expectations, estimates, forecasts and projections of the Company. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the proposed sale not to occur or not to occur within the expected period, or the Labs Services LP not to distribute any or all of the proceeds of the Partnership Sale or the Company to use any distribution received from the Labs Services LP in a different manner than expected. These factors include, without limitation, MDS’ ability to obtain the requisite regulatory and other approvals and to comply with the closing conditions to the MDS Sale and changes in market, economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute the proceeds, most of which are beyond MDS’ and the Company’s control. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Shareholders should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by applicable laws, the Company undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under “Risk Factors” in this Circular and risk factors relating to the Company’s business under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR on May 14, 2004) and in its other filings with securities regulatory authorities, copies of which may be obtained at www.sedar.com or www.sec.gov.

NOTICE REGARDING INFORMATION

The information contained or incorporated by reference in this Circular concerning MDS, the Labs Services LP, the General Partner, the Borealis Group and the MDS Sale is based solely upon information provided to the Company by such entities or upon publicly available information. With respect to this information, the Board of Directors has relied exclusively upon such entities or such publicly available information, without independent verification by the Company.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

The Company is a Canadian corporation and the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the solicitation and transactions contemplated in this Circular are made in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. The financial statements of the Company have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards which differ from United States GAAP in certain material respects, and thus may not be comparable in all respects to financial statements prepared in accordance with United States GAAP. Likewise, information concerning the Company contained herein or incorporated herein by reference has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Non-Resident Class A Shareholders should be aware that the transactions described herein, including the return of capital distribution contemplated by the Capital Distribution Resolution, may have tax consequences both in Canada and in the jurisdiction of residence of the Shareholder. The tax consequences arising under the laws of a country other than Canada and the United States are not discussed in this Circular. For a discussion of certain Canadian federal income tax considerations to Non-Resident Class A Shareholders, see “Certain Canadian Federal Income Tax Considerations”. For a discussion of certain United States federal income tax considerations to certain investors who are not resident in Canada, see “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors.

The enforcement by Shareholders of civil liabilities under the securities laws of jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of Canada, that all of its respective officers and directors are residents of Canada, that some of the experts named in the Circular are residents of Canada, and that some or all of the assets of the Company and such persons are located in Canada. Shareholders may not be able to sue the Company or its directors and officers in a foreign court for violations of securities laws outside of Canada. It may be difficult to compel the Company or any of its affiliates to subject itself to a judgment of a court outside of Canada.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms appearing in Appendix A to this Circular.

Date, Time and Place

The Meeting will be held on November 24, 2006 at 10:00 a.m. (Eastern Time) at the Toronto Airport Marriott, 901 Dixon Road, Toronto, Ontario, M9W 1J5.

Purpose of the Meeting

On October 4, 2006, MDS, the Company’s largest Shareholder, agreed, subject to satisfaction of certain terms and conditions (including the consent of the Company), to sell the MDS Diagnostics Business to the Borealis Group in a transaction valued at approximately $1.3 billion. As part of the sale, it is proposed that the Labs Services LP, which is the principal asset of the Company, will sell substantially all of its assets to the Borealis Group. The Company is the sole limited partner of the Labs Services LP and is entitled to receive 99.99% of the net income of the Labs Services LP. The purchase price allocated to the Partnership Sale and to be paid to the Labs Services LP is approximately $750 million, subject to certain adjustments and the Holdback Amount, if any. If the Partnership Sale is completed, the Board of Directors currently intends to distribute to Shareholders the Net Proceeds, currently estimated at approximately $640 million (after deducting currently anticipated adjustments and amounts for income taxes and expenses relating to the Partnership Sale but without taking into account the Holdback Amount, if any), less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations. See “Use of Proceeds”.

The Eastern Sale Agreement provides for a number of conditions to Closing, all of which must be satisfied or waived on or before the Closing Time. See “Eastern Sale Agreement — Closing Conditions”. One of the conditions precedent to the MDS Sale is that the Company provide to MDS and the General Partner of the Labs Services LP the consents required to give effect to the Partnership Sale. The General Partner has requested that the Company provide such consents.

Accordingly, the purpose of the Meeting is for Shareholders entitled to vote thereon to consider and, if thought advisable, pass, with or without variation, the Transaction Resolution and the Corporate Objects Resolution. If such resolutions are passed with the requisite majority, the Company will provide the requested consents to the Partnership Sale and will undertake all other necessary actions in its power to consummate the Partnership Sale. At the Meeting, Shareholders also will be asked to consider and, if thought advisable, pass, with or without variation, the Capital Distribution Resolution. If such resolution is passed by the requisite majority, subject to applicable law the Company will be able to distribute a portion of the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations, to Shareholders as a return of capital. Pursuant to the Tax Proposals, a return of capital is not treated as income for purposes of the Tax Act and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend. See “Certain Canadian Federal Income Tax Considerations”. With respect to United States federal income tax consequences, see “Certain United States Federal Income Tax Considerations”.

Shareholder Approval

Holders of Class A Common Shares are entitled to one vote for each Class A Common Share held at any meeting of Shareholders. Holders of Class B Non-Voting Shares are entitled to one vote for each Class B Non-Voting Share held on the Corporate Objects Resolution and the Capital Distribution Resolution, but otherwise are not entitled to vote at the Meeting. The Company has fixed October 24, 2006 as the Record Date for determining those Shareholders entitled to receive notice of and to vote at the Meeting on those matters for which they are entitled to vote.

MDS is the beneficial owner of 44,872,287 Class A Common Shares, representing approximately 47.5% of the issued and outstanding Class A Common Shares, and 11,134,648,627 Class B Non-Voting Shares, representing all of the issued and outstanding Class B Non-Voting Shares. MDS has advised the Company that it will vote all of its Class A Common Shares and Class B Non-Voting Shares in favour of the Transaction Resolution, the Corporate Objects Resolution and the Capital Distribution Resolution, as applicable. See “Principal Holders of Securities”.

Transaction Resolution

To be effective, the Transaction Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Class A Common Shares present in person or represented by proxy at the Meeting. The Transaction Resolution is a special resolution which, if approved, will authorize the consent by the Company to the Partnership Sale and will authorize the Company to consent to certain amendments to the Labs Services LP Agreement incidental to such transaction or otherwise considered desirable by the General Partner. See “The Transaction Resolution — Substance of the Resolution”.

In the absence of any instructions to the contrary, the Class A Common Shares represented by proxies received by management will be voted FOR the approval of the Transaction Resolution.

Corporate Objects Resolution

To be effective, the Corporate Objects Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Class A Common Shares and holders of Class B Non-Voting Shares present in person or represented by proxy at the Meeting, each voting separately as a class. The Corporate Objects Resolution is a special resolution which, if approved, will authorize an amendment to the Corporate Objects (which form part of the Articles of Arrangement of the Company) to provide the Company with the authority to consent to the sale, transfer or other disposition of all or any part of the assets of the Labs Services LP and/or Hemosol LP, including the Partnership Sale, in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company and to confirm that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP. The amendments also will permit the direct or indirect sale of Hemosol LP or of any of its assets if required in connection with the current insolvency proceedings involving Hemosol Corp. and Hemosol LP. See “The Corporate Objects Resolution — Substance of the Resolution”.

In the absence of any instructions to the contrary, the Class A Common Shares and Class B Non-Voting Shares represented by proxies received by management will be voted FOR the approval of the Corporate Objects Resolution.

Capital Distribution Resolution

To be effective, the Capital Distribution Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Class A Common Shares and holders of Class B Non-Voting Shares present in person or represented by proxy at the Meeting, each voting separately as a class. The Capital Distribution Resolution is a special resolution which, if approved, will authorize the reduction of the stated capital attributable to the Class A Common Shares and, if the Board of Directors of the Company so elects, in its sole discretion, the concurrent reduction of the stated capital attributable to the Class B Non-Voting Shares, in each case contingent on the completion of the Partnership Sale, and allow the Company to distribute a portion of the Net Proceeds to Shareholders as a return of capital in accordance with the Tax Proposals. See “The Capital Distribution Resolution — Substance of the Resolution” and “Certain Canadian Federal Income Tax Considerations”. With respect to United States federal income tax consequences, see “Certain United States Federal Income Tax Considerations”.

In the absence of any instructions to the contrary, the Class A Common Shares and Class B Non-Voting Shares represented by proxies received by management will be voted FOR the approval of the Capital Distribution Resolution.

The Partnership Sale

Background to the Partnership Sale

On September 1, 2005, MDS announced a shift of focus for its businesses to focus on the global life sciences market. As part of its repositioning, MDS proceeded to review the appropriateness of alternative ownership structures for the MDS Diagnostics Business. The Company understands that MDS conducted a two-stage sale process which commenced in the fall of 2005 which ultimately resulted in the MDS Sale. The Company has been advised that the MDS Sale is the result of arm’s length negotiations conducted among representatives of MDS and the Borealis Group, and their respective legal and financial advisors.

One of the conditions precedent to the MDS Sale is that the Company provide to MDS and the General Partner of the Labs Services LP the consents required to give effect to the Partnership Sale. The General Partner has requested that the Company provide such consents.

Proceedings of the Board of Directors and the Independent Committee

At its Board meeting on February 8, 2006, the Board appointed the Independent Committee comprised of directors of the Company who are independent of MDS, being J. Paul Mills, Q.C., as Chair, Edward McCormack and Mitchell Kostuch. The mandate of the Independent Committee included the review and consideration of whether the approval of the Partnership Sale by the Company, as a limited partner of the Labs Services LP, is fair to the Company. The Independent Committee retained Borden Ladner Gervais LLP as its independent legal counsel and KPMG as its independent financial advisor.

On October 3, 2006, the Independent Committee presented its report to the Board of Directors advising that the Independent Committee had determined that the Partnership Sale is fair to the Company after considering a number of factors, including the KPMG Fairness Opinion and the other factors set out under the heading “The Partnership Sale — Recommendation of the Board of Directors” and on the basis that: (i) MDS has independently made its determination to proceed with the MDS Sale on the terms set out in the Eastern Sale Agreement, including the conditions to the release of the Holdback Amount, if any; and (ii) as a result of the MDS Undertaking, the aggregate distributions by the Company to its Shareholders other than MDS ultimately will not be affected or reduced by any portion of any Holdback Amount.

At the request of the Company, the Company received the MDS Undertaking whereby MDS undertakes to (i) contribute to the capital of the Company an amount equal to 0.44% (representing the interest of Shareholders other than MDS in the outstanding Shares of the Company) of the Holdback Amount retained by the Borealis Group, if any, from the purchase price payable to the Labs Services LP once the Holdback Amount, if any, is finally determined 18 months after the Closing Date of the MDS Sale; and (ii) at such time, to waive any entitlement to the distribution (by dividend or otherwise) of any amount contributed pursuant to (i).

Based on the advice of KPMG referred to below with respect to the proportionality of the consideration and its understanding that no member of the Borealis Group is a related party of MDS or the Company, counsel to the Independent Committee advised that the Partnership Sale is not a “related party transaction” for the purposes of OSC Rule 61-501 and Regulation Q-27. Accordingly, the Partnership Sale is not a transaction which requires minority approval (generally defined as the approval of Shareholders other than MDS) nor is it a transaction which requires the preparation of a formal valuation.

See “The Partnership Sale” and “Eastern Sale Agreement”.

KPMG Advice

KPMG was engaged by the Independent Committee to advise and assist the Company with respect to the MDS Sale, including providing (i) advice concerning the proportion of the consideration payable to the Labs Services LP relative to the aggregate purchase price payable by the Borealis Group under the terms of the MDS Sale, and (ii) a fairness opinion to the Independent Committee and the Board of Directors.

KPMG has rendered advice to the Independent Committee that the proportion of the consideration for the MDS Sale payable to the Labs Services LP in relation to the aggregate sale price for the MDS Diagnostics Business is not less than the proportion of the assets of the Labs Services LP in relation to the assets of the MDS Diagnostics Business.

In addition, based upon and subject to the assumptions made and the matters considered in the KPMG Fairness Opinion, KPMG is of the opinion that as of October 3, 2006 the Partnership Sale is fair to the Company from a financial point of view. The KPMG Fairness Opinion is based on the aggregate purchase price payable to the Labs Services LP (without consideration of the Holdback Amount). KPMG was not asked to consider the impact of the possible reduction of the proceeds payable to the Labs Services LP as a result of the Holdback Amount, if any, since the Company has obtained the MDS Undertaking to ensure that the distributions by the Company to Shareholders other than MDS will not be affected or reduced by any portion of the Holdback Amount not received by the Labs Services LP after a period of 18 months. A copy of the KPMG Fairness Opinion is attached to this Circular as Appendix E. Shareholders are urged to read such opinion in its entirety.

See “The Partnership Sale — KPMG Advice”.

Recommendation of the Board of Directors

The members of the Board of Directors eligible to vote have unanimously determined that the Partnership Sale is in the best interest of the Company. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the Transaction Resolution and the Corporate Objects Resolution. In addition, the Board of Directors recommends that Shareholders vote in favour of the Capital Distribution Resolution.

RECOMMENDATION TO SHAREHOLDERS

The Board of Directors of the Company recommends that all Shareholders entitled to vote

VOTE IN FAVOUR

of the Transaction Resolution, the Corporate Objects Resolution
and the Capital Distribution Resolution.

Reasons for the Recommendation

In arriving at its recommendation of the Transaction Resolution and the Corporate Objects Resolution, the Board considered a number of factors, including the following:

1.    The report of the Independent Committee.

2.    The KPMG Fairness Opinion.

3.    The factors considered by the Independent Committee, including:

(a)    The Partnership Sale is an all cash transaction. Consequently, the Company will not incur any future risk with respect to the consideration paid.

(b)   The Partnership Sale will provide liquidity to the Company. Absent a sale, the Company’s investment in the Labs Services LP would continue to represent an illiquid investment.

(c)    MDS holds 99.56% of the outstanding Shares of the Company. MDS has decided to sell the MDS Diagnostics Business following a comprehensive sale process.

(d)   The General Partner of the Labs Services LP has determined that it is in the best interests of the Labs Services LP to sell substantially all of its assets as part of the MDS Sale.

(e)    MDS and the Borealis Group act at arm’s length.

(f)    The advice of KPMG that the proportion of the consideration payable to the Labs Services LP relative to the aggregate purchase price payable by the Borealis Group under the terms of the MDS Sale is not less than the proportion of the assets of the Labs Services LP relative to the MDS Diagnostics Business.

(g)   The KPMG Fairness Opinion.

(h)   The requirement that the Corporate Objects Resolution be approved by at least 66⅔% of the votes cast by the holders of Class A Common Shares and holders of Class B Non-Voting Shares, each voting separately as a class, and the requirement that the Transaction Resolution be approved by at least 66⅔% of the votes cast by the holders of Class A Common Shares.

(i)    The availability of rights of dissent to registered Shareholders with respect to the Corporate Objects Resolution and to registered holders of Class A Common Shares with respect to the Transaction Resolution.

(j)    The MDS Undertaking with respect to the Holdback Amount.

In arriving at its recommendation of the Capital Distribution Resolution, the Board considered a number of factors, including the following:

1.    If the Capital Distribution is approved, subject to applicable law the Company will be able to distribute a portion of the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations, to Shareholders as a return of capital.

2.     Pursuant to the Tax Proposals, a return of capital is not treated as income for purposes of the Tax Act and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend. See “Certain Canadian Federal Income Tax Considerations”.

3.    The Company does not anticipate making any significant distributions (by dividend or otherwise) following the initial distribution from Net Proceeds and therefore it is appropriate to reduce the stated capital of the Company’s Shares to provide Shareholders with potentially more favourable tax treatment on a portion of the distribution from Net Proceeds.

4.    The Capital Distribution Resolution must be approved by at least 66⅔% of the votes cast by the holders of Class A Common Shares and holders of Class B Non-Voting Shares, each voting separately as a class.

The foregoing summary of certain information and factors considered by the Board of Directors is not exhaustive. The Board of Directors did not assign any relative or specific weights to the factors that were considered, and individual directors may have given different weight to different factors. See “The Partnership Sale — Recommendation of the Board of Directors” and “Risk Factors”.

Eastern Sale Agreement

The Eastern Sale Agreement provides for, among other things, the Partnership Sale and matters related thereto. Please refer to the disclosure under the heading “Eastern Sale Agreement” for a summary of certain material provisions of the Eastern Sale Agreement relating to the Partnership Sale, which disclosure is not comprehensive and is qualified in its entirety by reference to the Eastern Sale Agreement, which is available on SEDAR at www.sedar.com.

The Eastern Sale Agreement provides for a number of conditions of Closing, all of which must be satisfied or waived on or before the Closing Time, including:

•	the consent of the Company to the Partnership Sale;

•
all conditions precedent to the closing of the transactions contemplated by the Western Sale Agreement (which includes the completion of the sale contemplated by the MDS Minority Purchase Agreement) shall have been satisfied or waived, as applicable, save and except for the release from escrow of all documents delivered in connection with that closing and certain other corporate actions;

•	all regulatory consents shall have been obtained on or before the Closing Time;

•
subject to certain exceptions, the selling parties under the Eastern Sale Agreement shall have given or obtained, as the case may be, all of the notices, consents and approvals described in the Eastern Sale Agreement, in all cases in form and substance satisfactory to the Borealis Group, acting reasonably; and

•
the completion of the migration of the operations of the MDS Diagnostics Business to the Borealis Group (as governed by the terms of a migration agreement entered into between MDS and the Borealis Group (the “Migration Agreement”)).

Use of Proceeds

If the Partnership Sale is completed, the Board of Directors of the Company currently intends to distribute to Shareholders the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations. The Company currently estimates the amount of the Net Proceeds, without taking into account the amount of the Holdback Amount, if any, to be approximately $640 million. The initial distribution of Net Proceeds anticipated to be made by the Company will be net of the Holdback Amount, if any, that otherwise would be payable to the Labs Services LP, as well as any amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations. The Holdback Amount, if any, cannot be quantified at this time; however, it will not exceed 10.5% of the total sale price allocated to the Partnership Sale.

The initial distribution by the Company from Net Proceeds is expected to occur as soon as is reasonably practicable following the distribution by the Labs Services LP to the Company of the proceeds from the Partnership Sale net of the Holdback Amount, if any. The date and amount of the initial distribution will be determined after the Closing of the Partnership Sale. Closing of the MDS Sale is targeted for November 30, 2006 and is anticipated to occur no later than by the end of January 2007. The Eastern Sale Agreement provides that the Closing cannot occur later than March 15, 2007, except with the consent of MDS and the Borealis Group.

Due to restrictions in the Tax Proposals, if all or any part of the distribution by the Company of the Net Proceeds is made by way of a return of capital, the Company will be unable to make a subsequent distribution on the Shares as a return of capital (including in respect of any Holdback Amount subsequently received or any amounts received from MDS pursuant to the MDS Undertaking).

The Labs Services LP will cease to carry on an active business following the completion of the Partnership Sale and following the distribution of the proceeds from the Partnership Sale (including any later distribution of the Holdback Amount), the Company does not expect to receive any further proceeds from the Labs Services LP. Accordingly, the Company will not be in a position to distribute any amount beyond the total Net Proceeds and any amount received from MDS pursuant to the MDS Undertaking, if any. Following the completion of the Partnership Sale and the receipt of the Holdback Amount, if any, the Board of Directors will consider whether and when to proceed to wind up the Company’s operations.

See “Use of Proceeds”.

 Certain Canadian Federal Income Tax Considerations

The Canadian federal income tax consequences generally applicable to the Class A Shareholders of the Class A Capital Distribution and the other transactions described in this Circular relevant to such Shareholders are as described under the heading “Certain Canadian Federal Income Tax Considerations”. All Class A Shareholders should consult such disclosure and their own tax advisors in respect of the Canadian tax consequences applicable to their particular circumstances.

The Class A Capital Distribution will be treated as a return of capital pursuant to the Tax Proposals and the amount that is a return of capital will not be includable in computing a Canadian resident Class A Shareholder’s income for purposes of the Tax Act. The adjusted cost base of each Class A Common Share to a Class A Shareholder will be reduced by an amount equal to the amount per Class A Common Share received as a return of capital. If the amount of such reduction exceeds the adjusted cost base of the Class A Common Share, such Class A Shareholder will be deemed to have realized a capital gain equal to such excess.

A Class A Dividend Distribution received by a Canadian resident Class A Shareholder who is an individual will be included in computing the Class A Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Certain United States Federal Income Tax Considerations

Distributions received by U.S. Holders of the Class A Common Shares will be subject to special and complex U.S. federal income tax rules. U.S. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances. See “Certain United States Federal Income Tax Considerations”.

U.S. Holders of Class A Common Shares should be aware that the Company believes that it was likely that it was a PFIC for taxable years 2001 through 2003, and may also have been deemed to be a PFIC in preceding taxable years. The Company does not believe that it was a PFIC in the 2004 taxable year. The Company believes that it was not classified as a PFIC in the 2005 taxable year and will not be classified as a PFIC for the 2006 taxable year. However, due to the fact that the Company is distributing substantially all of its assets and will not have any interest in any active business thereafter, the Company believes there is a significant likelihood that it will be classified as a PFIC for the 2007 taxable year. For more information on tax considerations related to the Company’s PFIC status, see “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.

Risk Factors

There are certain risk factors relating to the Company, the Partnership Sale and the return of capital contemplated by the Capital Distribution Resolution, all of which should be carefully considered by Shareholders, including the fact that: (i) if the Partnership Sale is completed, the Company will not have any interest in any active business; (ii) there can be no certainty that all conditions precedent to the MDS Sale, almost all of which are outside the control of the Company, will be satisfied; (iii) there can be no assurance as to the amount of the Net Proceeds, if any, that will be distributed to Shareholders; (iv) the Company has not determined the amount of the Net Proceeds or the amount of the Net Proceeds which will be retained to fund ongoing expenses and obligations of the Company; (v) the distribution from Net Proceeds to Shareholders may not be made by way of a return of capital; (vi) only Shareholders of record on the date established by the Board of Directors for any distribution from Net Proceeds will be entitled to receive such distribution; and (vii) the favourable tax treatment for a return of capital distribution is dependent upon the Tax Proposals being enacted in their current form. See “Risk Factors”.

Rights of Dissenting Shareholders

Pursuant to subsection 185(1) of the OBCA, registered Shareholders are entitled to dissent in respect of the Transaction Resolution and/or the Corporate Objects Resolution, as applicable. If the action under the applicable resolution becomes effective, a Shareholder who has dissented in respect of such resolution is entitled to be paid the fair value of such dissenting Shareholder’s Shares, provided that such dissenting Shareholder has delivered a written objection to the applicable resolution(s) to the Company at or before the Meeting and has otherwise strictly complied with the provisions of section 185 of the OBCA. This right is described in detail in the accompanying Circular under the heading “Rights of Dissenting Shareholders”. The text of section 185 of the OBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to the Circular. While holders of Class B Non-Voting Shares are entitled to dissent in respect of the Corporate Objects Resolution, as of the Record Date, MDS was the holder of all of the issued and outstanding Class B Non-Voting Shares and has advised the Company that it will vote all such Shares in favour of the Corporate Objects Resolution. Accordingly, MDS will not exercise the right to dissent that is available to holders of Class B Non-Voting Shares in respect of the Corporate Objects Resolution. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

THE PARTNERSHIP SALE

Background to the Partnership Sale

The Company has been advised that the MDS Sale is the result of arm’s length negotiations conducted among representatives of MDS and the Borealis Group, and their respective legal and financial advisors. The following is a summary of the principal steps leading to the execution of the Sale Agreements, which is based on information provided by MDS.

On October 4, 2006, MDS, the Company’s largest Shareholder, agreed, subject to satisfaction of certain terms and conditions (including the consent of the Company), to sell the MDS Diagnostics Business to the Borealis Group in a transaction valued at approximately $1.3 billion. As part of the sale, it is proposed that the Labs Services LP, which is the principal asset of the Company, will sell substantially all of its assets to the Borealis Group. The Company is the sole limited partner of the Labs Services LP and is entitled to receive 99.99% of the net income of the Labs Services LP. The purchase price allocated to the Partnership Sale and to be paid to the Labs Services LP is approximately $750 million, subject to certain adjustments and the Holdback Amount, if any.

The Eastern Sale Agreement provides for a number of conditions to Closing, all of which must be satisfied or waived on or before the Closing Time. See “Eastern Sale Agreement — Closing Conditions”. One of the conditions precedent to the MDS Sale is that the Company provide to MDS and the General Partner of the Labs Services LP the consents required to give effect to the Partnership Sale. The General Partner has requested that the Company provide such consents.

If the Partnership Sale is completed, the Board of Directors currently intends to distribute to Shareholders the Net Proceeds, currently estimated at approximately $640 million (after deducting currently anticipated adjustments and amounts for income taxes and expenses relating to the Partnership Sale but without taking into account the Holdback Amount, if any), less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations. In addition, if the Capital Distribution Resolution is approved at the Meeting, the Company will be able to distribute a portion of such Net Proceeds to Shareholders as a return of capital. A return of capital is not treated as income for purposes of the Tax Act in accordance with the Tax Proposals and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend. See “Business to be Conducted at the Meeting”, “Eastern Sale Agreement”, “Use of Proceeds” and “Certain Canadian Federal Income Tax Considerations”. With respect to United States federal income tax consequences, see “Certain United States Federal Income Tax Considerations”.

Relationship among MDS, the Company, the Labs Services LP and the General Partner

MDS is the beneficial owner of 44,872,287 Class A Common Shares, representing approximately 47.5% of the issued and outstanding Class A Common Shares, and 11,134,648,627 Class B Non-Voting Shares, representing all of the issued and outstanding Class B Non-Voting Shares, which together represent 99.56% of the outstanding Shares of the Company.

The Company is the sole limited partner of the Labs Services LP and it is entitled to receive 99.99% of the net income of the Labs Services LP. MDS Laboratory Services Inc., a wholly owned subsidiary of MDS, is the general partner of the Labs Services LP. The General Partner is entitled to receive 0.01% of the net income of the Labs Services LP, plus a reimbursement of certain costs incurred by it on behalf of the Labs Services LP.

The diagram on the following page illustrates the relationship between MDS, the Company, the Labs Services LP and the General Partner (with the governing jurisdictions in parentheses).

In addition to its interest in the Labs Services LP, the other asset of the Company is an approximate 7% interest in Hemosol LP; however, the value of that asset has been determined by the Company to be impaired and has been written off. On October 20, 2006, the Company received a letter from counsel to the interim receiver for Hemosol Corp. and Hemosol LP advising that a vote of the creditors of such entities is scheduled for November 6, 2006 to approve the Hemosol Plan, being a plan of compromise, arrangement and reorganization pursuant to the provisions of the Companies’ Creditors Arrangement Act (Canada) which, if approved by creditors and the court, will result in, among other things, the termination and cancellation, without compensation, of the Company’s interest in Hemosol LP effective on the implementation of the Hemosol Plan. Accordingly, the Company’s results are dependent on the financial results and related distributions from the Labs Services LP.

Overview of Sale Process

On September 1, 2005, MDS announced a shift of focus for its businesses to focus on the global life sciences market. As part of its repositioning, MDS proceeded to review the appropriateness of alternative ownership structures for the MDS Diagnostics Business. The MDS Diagnostics Business includes:

(i)	the Ontario operations owned by the Labs Services LP (in which MDS holds an indirect economic interest);

(ii)
a 50% interest in a limited partnership between MDS and The Toronto Hospital named Toronto Medical Laboratories Limited Partnership, which carries on diagnostics operations in Toronto, Ontario in connection with the University Health Network;

(iii)	a 100% interest in Laboratoires MDS Québec Ltée, which carries on diagnostics operations in the Province of Québec;

(iv)
a 20% interest in Medical Laboratories of Windsor Limited (“MLW”), which carries on diagnostics operations in Windsor, Ontario. Following the 2004 Reorganization, MDS intended that this interest be transferred to the Labs Services LP on receipt of certain third party consents. Until September 30, 2006, the Labs Services LP received the income from MDS’ interest in MLW and the financial statements of the Labs Services LP were prepared reflecting this intent; however, as at September 30, 2006, MDS determined such consents would not be obtained prior to the Partnership Sale. Accordingly, MDS and the Labs Services LP have agreed that MDS will retain its interest in MLW and the investment accounting by the Labs Services LP will be reversed; and

(v)
the business carried on by two limited partnerships in British Columbia, being Metro-McNair Clinical Laboratories Limited Partnership and Mether Properties Limited Partnership, which carry on diagnostics operations in British Columbia and hold certain direct and indirect interests in various diagnostics operations in Alberta and Manitoba.

The Company understands that MDS conducted a two-stage sale process which commenced in the fall of 2005. During stage one, financial advisors to MDS contacted a number of potential qualified buyers who were invited to submit non-binding proposals for the acquisition of the MDS Diagnostics Business in December 2005.

Of the proposals received, MDS, in consultation with its financial advisors, invited the bidders supporting several of the proposals to proceed to the second stage. Participants in this second stage were asked to submit binding proposals for the acquisition of the MDS Diagnostics Business in February 2006.

Following the completion of this second stage, MDS entered into several months of arm’s length negotiations with the Borealis Group and with MDS’ minority partner in the MDS Western Diagnostics Business. During this period, MDS provided information to the Independent Committee and its advisors necessary for the Independent Committee to conduct its deliberations. On October 4, 2006, MDS advised the Company that, after market close, it had entered into the Sale Agreements with the Borealis Group and had entered into the MDS Minority Purchase Agreement with its minority partner in the MDS Western Diagnostics Business. Prior to the opening of markets on October 5, 2006, MDS issued a press release announcing that it had entered into the Sale Agreements with the Borealis Group pursuant to which, subject to the satisfaction of the terms and conditions therein, including the consent of the Company to the Partnership Sale, the Borealis Group would acquire the MDS Diagnostics Business in a transaction valued at approximately $1.3 billion, subject to certain adjustments. Also prior to the opening of markets on October 5, 2006, the Company issued a press release announcing the Partnership Sale.

Proceedings of the Board of Directors and the Independent Committee

Prior to a February 8, 2006 meeting of the Board of Directors, Edward McCormack, the Chairman of the Board, was informed by Michael McTeague, the Secretary of the Company and an employee of MDS, that the proposed sale of the MDS Diagnostics Business by MDS would require the consent of the Company, in its capacity as the sole limited partner of the Labs Services LP, and that the Board should retain independent legal advisors to assist in considering the process which the Company should undertake in order to respond to MDS’ request for consent.

At its Board meeting on February 8, 2006, the Board appointed the Independent Committee comprised of directors of the Company who are independent of MDS, being J. Paul Mills, Q.C., as Chair, Edward McCormack and Mitchell Kostuch. The mandate of the Independent Committee included the review and consideration of whether the approval of the Partnership Sale by the Company, as a limited partner of the Labs Services LP, is fair to the Company.

The Independent Committee retained Borden Ladner Gervais LLP as its independent legal counsel and KPMG as its independent financial advisor. The Independent Committee met with representatives of Borden Ladner Gervais LLP and KPMG on a number of occasions. The Independent Committee received advice from counsel with respect to the approvals which the Company should seek from its Shareholders. The Independent Committee also received advice from KPMG, which is summarized below under the heading “The Partnership Sale — KPMG Advice”.

The Independent Committee was apprised by MDS of the terms of the Partnership Sale and the Board of Directors was asked to confirm the recommendation of the Board of Directors with respect to the Partnership Sale prior to the execution by MDS of the Eastern Sale Agreement.

On October 3, 2006, the Independent Committee presented its report to the Board of Directors advising that the Independent Committee had determined that the Partnership Sale is fair to the Company after considering a number of factors, including the KPMG Fairness Opinion and the other factors set out below under “Recommendation of the Board of Directors” and on the basis that: (i) MDS has independently made its determination to proceed with the MDS Sale on the terms set out in the Eastern Sale Agreement, including the conditions to the release of the Holdback Amount, if any; and (ii) as a result of the MDS Undertaking, the aggregate distributions by the Company to its Shareholders other than MDS ultimately will not be affected or reduced by any portion of the Holdback Amount, if any.

In addition, the Independent Committee recommended that:

(i)    the Shareholders of the Company be asked to approve the Transaction Resolution and the Corporate Objects Resolution, subject to such amendment, correction or change as may be approved by the Chair of the Independent Committee;

(ii)    the Board of Directors of the Company recommend that the Shareholders of the Company vote in favour of the Transaction Resolution and the Corporate Objects Resolution; and

(iii)   subject to approval of the Transaction Resolution and the Corporate Objects Resolution, the Company provide to MDS and the General Partner the consents   required to give effect to the Partnership Sale and which are incidental to and desirable to give effect to the Partnership Sale, including without limitation, its consent under the Labs Services LP Agreement and to any amendment to such agreement considered desirable by the General Partner.

Based on the advice of KPMG referred to below with respect to the proportionality of the consideration and its understanding that no member of the Borealis Group is a related party of MDS or of the Company, counsel to the Independent Committee advised the Independent Committee that the Partnership Sale is not a “related party transaction” for the purposes of OSC Rule 61-501 and Regulation Q-27. Accordingly, the Partnership Sale is not a transaction which requires minority approval (generally defined as the approval of Shareholders other than MDS) nor is it a transaction which requires the preparation of a formal valuation.

KPMG Advice

KPMG was engaged by the Independent Committee to advise and assist the Company with respect to the MDS Sale, including providing: (i) advice concerning the proportion of the consideration payable to the Labs Services LP relative to the aggregate purchase price payable by the Borealis Group under the terms of the MDS Sale; and (ii) a fairness opinion to the Independent Committee and the Board of Directors. KPMG delivered its advice and opinion orally to the Independent Committee on October 3, 2006 and subsequently confirmed its fairness opinion by delivery of the KPMG Fairness Opinion to the Independent Committee, a copy of which is attached to this Circular as Appendix E.

KPMG has rendered advice to the Independent Committee that the proportion of the consideration for the MDS Sale payable to the Labs Services LP in relation to the aggregate sale price for the MDS Diagnostics Business is not less than the proportion of the assets of the Labs Services LP in relation to the assets of the MDS Diagnostics Business. Further, KPMG advised that the method by which the Holdback Amount is calculated is fair and reasonable in relation to the method used to calculate the holdback relating to the MDS Western Diagnostics Business.

In addition, based upon and subject to the assumptions made and the matters considered in the KPMG Fairness Opinion, KPMG is of the opinion that, as of October 3, 2006, the Partnership Sale is fair to the Company from a financial point of view. The KPMG Fairness Opinion is based on the aggregate purchase price payable to the Labs Services LP (without consideration of the Holdback Amount). KPMG was not asked to consider the impact of the possible reduction of the proceeds payable to the Labs Services LP as a result of the Holdback Amount, if any, since the Company has obtained the MDS Undertaking to ensure that the distributions by the Company to Shareholders other than MDS will not be affected or reduced by any portion of the Holdback Amount not received by the Labs Services LP after a period of 18 months.

The full text of the KPMG Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and qualifications and limitations on the review undertaken by KPMG, is reproduced as Appendix E to this Circular. Shareholders should read the KPMG Fairness Opinion in its entirety. The summary of the KPMG Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the KPMG Fairness Opinion. The KPMG Fairness Opinion does not constitute a recommendation to Shareholders concerning their vote with respect to the Transaction Resolution, the Corporate Objects Resolution or the Capital Distribution Resolution.

The KPMG Fairness Opinion represents the opinion of KPMG and the form and content thereof have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters. In addition, KPMG based the Fairness Opinion on methods and techniques that KPMG considered appropriate in the circumstances and considered a number of factors in KPMG’s review of the Partnership Sale, including those factors set out in the KPMG Fairness Opinion under the heading “Approach”.

KPMG is one of the world’s largest professional services organizations, offering a broad range of services. KPMG’s professionals have significant experience in advising a broad range of companies for various purposes, including securities law compliance, fairness opinions, mergers and acquisitions, corporate income tax and litigation matters, amongst other things. KPMG is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company or MDS. Neither KPMG nor any of its affiliates is an advisor to MDS in respect of the Partnership Sale. KPMG has disclosed to the Independent Committee any past, present or anticipated relationship between KPMG, the Company, MDS or an interested party (within the meaning of OSC Rule 61-501), and that it is independent for the purposes of OSC Rule 61-501 in connection with the Partnership Sale.

With the Board’s approval and as provided for in its engagement with the Company, KPMG relied, without independent investigation (subject to the exercise of its professional judgment), upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors.

The terms of the Independent Committee’s engagement of KPMG provide that KPMG is to be paid based on time spent at its hourly rates. In addition, KPMG is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG’s fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful completion of the Partnership Sale.

Recommendation of the Board of Directors

All members of the Board of Directors eligible to vote on the Partnership Sale have unanimously determined that the Partnership Sale is in the best interest of the Company. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the Transaction Resolution and the Corporate Objects Resolution. In addition, the Board of Directors recommends that Shareholders vote in favour of the Capital Distribution Resolution.

In arriving at its recommendation of the Transaction Resolution and the Corporate Objects Resolution, the Board considered a number of factors, including the following:

1.    The report of the Independent Committee.

2.    The KPMG Fairness Opinion.

3.    The factors considered by the Independent Committee, including:

(a)   The Partnership Sale is an all cash transaction. Consequently, the Company will not incur any future risk with respect to the consideration paid.

(b)   The Partnership Sale will provide liquidity to the Company. Absent a sale, the Company’s investment in the Labs Services LP would continue to represent an illiquid investment.

(c)    MDS holds 99.56% of the outstanding Shares of the Company. MDS has decided to sell the MDS Diagnostics Business following a comprehensive sale process.

(d)   The General Partner of the Labs Services LP has determined that it is in the best interests of the Labs Services LP to sell substantially all of its assets as part of the MDS Sale.

(e)    MDS and the Borealis Group act at arm’s length.

(f)    The advice of KPMG that the proportion of the consideration payable to the Labs Services LP relative to the aggregate purchase price payable by the Borealis Group under the terms of the MDS Sale is not less than the proportion of the assets of the Labs Services LP relative to the MDS Diagnostics Business.

(g)    The KPMG Fairness Opinion.

(h)   The requirement that the Corporate Objects Resolution be approved by at least 66⅔% of the votes cast by the holders of Class A Common Shares and holders of Class B Non-Voting Shares, each voting separately as a class, and the requirement that the Transaction Resolution be approved by at least 66⅔% of the votes cast by the holders of Class A Common Shares.

(i)    The availability of rights of dissent to registered Shareholders with respect to the Corporate Objects Resolution and to registered holders of Class A Common Shares with respect to the Transaction Resolution.

(j)    The MDS Undertaking with respect to the Holdback Amount.

In arriving at its recommendation of the Capital Distribution Resolution, the Board considered a number of factors, including the following:

1.     If the Capital Distribution is approved, subject to applicable laws the Company will be able to distribute a portion of the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations, to Shareholders as a return of capital.

2.     Pursuant to the Tax Proposals, a return of capital is not treated as income for purposes of the Tax Act and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend. See “Certain Canadian Federal Income Tax Considerations”.

3.     The Company does not anticipate making any significant distributions (by dividend or otherwise) following the initial distribution from Net Proceeds and therefore it is appropriate to reduce the stated capital of the Company’s Shares to provide Shareholders with more favourable tax treatment on a portion of the distribution from Net Proceeds.

4.     The Capital Distribution Resolution must be approved by at least 66⅔% of the votes cast by the holders of Class A Common Shares and holders of Class B Non-Voting Shares, each voting separately as a class.

The foregoing summary of the information and factors considered by the Board of Directors is not exhaustive. The Board of Directors did not assign any relative or specific weights to the factors that were considered, and individual directors may have given different weight to different factors. See “Risk Factors”.

BUSINESS TO BE CONDUCTED AT THE MEETING

Quorum and Voting Rights

The presence, in person or by proxy, of two persons present and authorized to cast in the aggregate not less than 20% of the total number of votes attaching to all Shares carrying the right to vote is necessary for a quorum at the Meeting. The Company has fixed October 24, 2006 as the Record Date for determining those Shareholders entitled to receive notice of and to vote at the Meeting on those matters for which they are entitled to vote, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. A person who has acquired Class A Common Shares or Class B Non-Voting Shares after the Record Date is entitled to vote those Shares at the Meeting on the matters for which such Shares are entitled to vote upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of such person’s name in the list of Shareholders not less than ten days before the Meeting.

Holders of Class A Common Shares are entitled to one vote for each Class A Common Share held on each resolution at the Meeting. Holders of Class B Non-Voting Shares are entitled to one vote for each Class B Non-Voting Share held on the Corporate Objects Resolution and the Capital Distribution Resolution, but otherwise are not entitled to vote at the Meeting. Subject to applicable law and any other provisions of the Articles of Arrangement of the Company, holders of Class B Non-Voting Shares are not entitled to receive notice of, nor to attend nor vote at any meetings of Shareholders.

Resolutions to be Approved

The Meeting has been called as a special meeting for the purposes of approving the Transaction Resolution, the Corporate Objects Resolution and the Capital Distribution Resolution, each as more particularly described below, and to act upon such other matters as may properly come before the Meeting.

MDS is the beneficial owner of 44,872,287 Class A Common Shares, representing approximately 47.5% of the issued and outstanding Class A Common Shares, and 11,134,648,627 Class B Non-Voting Shares, representing all of the issued and outstanding Class B Non-Voting Shares. MDS has advised the Company that it will vote all of its Class A Common Shares and Class B Non-Voting Shares in favour of the Transaction Resolution, Corporate Objects Resolution and the Capital Distribution Resolution, as applicable. See “Principal Holders of Securities”.

Pursuant to subsection 185(1) of the OBCA, registered holders of Class A Common Shares are entitled to dissent in respect of either or both of the Transaction Resolution and the Corporate Objects Resolution. See “Rights of Dissenting Shareholders”.

The Transaction Resolution

Vote Required

Holders of Class A Common Shares are being asked to approve a special resolution authorizing the consent by the Company to the sale by the Labs Services LP of substantially all of its assets under the terms of, and as required by, the Eastern Sale Agreement as set out in this Circular and to authorize the Company to consent to certain amendments to the Labs Services LP Agreement incidental to such transaction or otherwise considered desirable by the General Partner. To be effective, the Transaction Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Class A Common Shares present in person or represented by proxy at the Meeting. The form of the Transaction Resolution which holders of Class A Common Shares will be asked to approve is attached as Appendix B to this Circular.

In the absence of any instructions to the contrary, the Class A Common Shares represented by proxies received by management will be voted FOR the approval of the Transaction Resolution.

Background

The Company’s interest in the Labs Services LP represents its principal asset. Accordingly, the sale of substantially all of the assets of the Labs Services LP will result in a sale of substantially all of the assets in which the Company has an interest through its partnership interest in the Labs Services LP. Under the OBCA, the sale by a corporation of all or substantially all of its assets requires the approval by special resolution of holders of its voting shares. The Company considers the Partnership Sale to be equivalent to a sale of substantially all of its assets. The Company is therefore seeking the approval of its Shareholders in the manner contemplated by the OBCA in order to authorize the giving of its consent to the General Partner.

Substance of the Resolution

The Company is seeking the approval by holders of Class A Common Shares of the Transaction Resolution to authorize its consent to the Partnership Sale and to authorize the Company to consent to certain amendments to the Labs Services LP Agreement incidental to such transaction or otherwise considered desirable by the General Partner. The consent of the Company (as sole limited partner) is required under the Limited Partnerships Act (Ontario) as the powers of the General Partner under the Labs Services LP Agreement do not expressly include the power to authorize a sale of substantially all of the assets of the Labs Services LP without the consent of the Company (as sole limited partner). It is currently contemplated that the Labs Services LP Agreement will be amended to, among other things: (i) remove the restrictions on the business that the Labs Services LP may carry on as that agreement currently limits the business to the operation of a clinical laboratory services business in Ontario and exercising all powers ancillary and incidental thereto; and (ii) provide the General Partner with the authority to change the fiscal year of the Labs Services LP and/or the time of allocation of the net income and net losses of the Labs Services LP.

Notwithstanding that the Transaction Resolution may be approved, the directors of the Company are authorized without further notice to, or approval of, the Shareholders not to proceed with the actions contemplated by the resolution.

Eastern Sale Agreement

Pursuant to the Sale Agreements, MDS has agreed to sell the MDS Diagnostics Business to the Borealis Group for an aggregate sale price of approximately $1.3 billion. The Eastern Sale Agreement provides for, among other things, the Partnership Sale and matters related thereto, including the conditions to closing of the MDS Sale. Please refer to the disclosure under the heading “Eastern Sale Agreement” for a description of certain material provisions of the Eastern Sale Agreement relating to the Partnership Sale.

The Corporate Objects Resolution

Approval Required

Holders of Class A Common Shares and holders of Class B Non-Voting Shares, each voting separately as a class, are being asked to approve a special resolution approving an amendment to the Corporate Objects (which form part of the Articles of Arrangement of the Company) to provide the Company with the authority to consent to the sale, transfer or other disposition of all or any part of the assets of the Labs Services LP and/or Hemosol LP, including the Partnership Sale, in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company and to confirm that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP. The amendments to be authorized by the Corporate Objects Resolution also will permit the direct or indirect sale of Hemosol LP or of any of its assets if required in connection with the current insolvency proceedings involving Hemosol Corp. and Hemosol LP. See “The Partnership Sale — Background to the Partnership Sale”.

To be effective, the Corporate Objects Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Class A Common Shares and holders of Class B Non-Voting Shares present in person or represented by proxy at the Meeting, each voting separately as a class. The form of the Corporate Objects Resolution which holders of Class A Common Shares and Class B Non-Voting Shares will be asked to approve is attached as Appendix C to this Circular.

In the absence of any instructions to the contrary, each of the Class A Common Shares and the Class B Non-Voting Shares represented by proxies received by management will be voted FOR the approval of the Corporate Objects Resolution.

Background

The Corporate Objects, which form part of the Company’s Articles of Arrangement, prohibit the Company from carrying on any business other than holding its interests in the Labs Services LP and Hemosol LP. The Corporate Objects impose restrictions on the Company directly or indirectly selling, transferring or otherwise disposing of any assets, other than (a) in accordance with a sale, transfer or other disposition carried out pursuant to the terms of the partnership agreement governing the Labs Services LP or Hemosol LP, as the case may be, or (b) on liquidation, dissolution or wind-up of the Labs Services LP or Hemosol LP. The Partnership Sale may be considered to be an indirect sale by the Company of substantially all of its assets in a manner not expressly permitted by the Corporate Objects. In addition, the Company understands that it may be desirable to dissolve the Labs Services LP following the Partnership Sale. Accordingly, the Board of Directors has determined that it is desirable to amend the Articles of Arrangement of the Company to expressly permit the sale by the Labs Services LP of substantially all of its assets and to confirm that the Board of Directors of the Company may approve the liquidation, dissolution or wind-up of the Labs Services LP and/or Hemosol LP.

On October 20, 2006, the Company received a letter from counsel to the interim receiver for Hemosol Corp. and Hemosol LP advising that a vote of the creditors of such entities is scheduled for November 6, 2006 to approve the Hemosol Plan which, if approved by creditors and the court, will result in, among other things, the termination and cancellation, without compensation, of the Company’s interest in Hemosol LP effective on the implementation of the Hemosol Plan. However, in light of the uncertainty of the ongoing insolvency proceedings of Hemosol LP and Hemosol Corp., the Board of Directors has determined that it is desirable to amend the Corporate Objects to allow for the sale of the assets of Hemosol LP or of the Company’s interests in Hemosol LP on the dissolution, liquidation or wind-up of Hemosol LP with approval of the Board.

Substance of the Resolution

Subject to approval of the Corporate Objects Resolution, the Company will add a provision to its Articles of Arrangement allowing the Company to consent to the sale, transfer or other disposition of all or any part of the assets of either the Labs Services LP or Hemosol LP, including the Partnership Sale, in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company. In addition, the Corporate Objects will be amended to clarify that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP. As a result of these amendments, both the assets of the Labs Services LP and the assets of Hemosol LP, to the extent that consent is required of the Company, could be sold, transferred or otherwise disposed of without further approval of Shareholders provided that the Board of Directors of the Company has approved of such sale. In addition, to the extent that consent is required of the Company, either or both of the Labs Services LP and/or Hemosol LP could be dissolved without approval of the Shareholders provided that the Board of Directors has approved of such dissolution.

Subject to approval by holders of Class A Common Shares and Class B Non-Voting Shares, each voting separately as a class, the Company proposes to file Articles of Amendment to amend the Corporate Objects in accordance with the provisions of the OBCA on the Closing Date.

Notwithstanding that the Corporate Objects Resolution may be approved, the directors of the Company are authorized without further notice to, or approval of, the Shareholders not to proceed with the actions contemplated by the resolution.

The Capital Distribution Resolution

Approval Required

Holders of Class A Common Shares and holders of Class B Non-Voting Shares, each voting separately as a class, are being asked to approve a special resolution authorizing the reduction of the stated capital attributable to the Class A Common Shares and, if the Board of Directors of the Company so elects, in its sole discretion, the concurrent reduction of the stated capital attributable to the Class B Non-Voting Shares for purposes of a distribution, in each case contingent on the completion of the Partnership Sale, by an amount equal to the lesser of (i) the total stated capital of the applicable class of Shares; and (ii) the aggregate amount of the relevant distribution on the applicable class of Shares, as determined by the board of directors of the Company in its sole discretion, from the Net Proceeds in respect of the Partnership Sale. If approved, the Capital Distribution Resolution will allow the Company to distribute a portion of the Net Proceeds to Shareholders as a return of capital. Pursuant to the Tax Proposals, a return of capital is not treated as income for purposes of the Tax Act and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend. See “Certain Canadian Federal Income Tax Considerations”. With respect to United States federal income tax consequences, see “Certain United States Federal Income Tax Considerations”.

To be effective, the Capital Distribution Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Class A Common Shares and holders of Class B Non-Voting Shares present in person or represented by proxy at the Meeting, each voting separately as a class. The form of the Capital Distribution Resolution which holders of Class A Common Shares and holders of Class B Non-Voting Shares will be asked to approve is attached as Appendix D to this Circular.

In the absence of any instructions to the contrary, each of the Class A Common Shares and Class B Non-Voting Shares represented by proxies received by management will be voted FOR the approval of the Capital Distribution Resolution.

Background

Provided that approval by way of a special resolution is received, subsection 34(1)(b)(i) of the OBCA permits a corporation to reduce its stated capital for any purposes including for the purpose of distributing to holders of any class of shares an amount not exceeding the stated capital of the class. Pursuant to the Tax Proposals, a return of capital is not treated as income for purposes of the Tax Act and generally results in more favourable tax treatment to a Shareholder than if such amount were to be received as a regular taxable dividend. See “Certain Canadian Federal Income Tax Considerations”.

Pursuant to the 2004 Reorganization, the Company was substantially reorganized and the Company acquired its interests in the Labs Services LP and Hemosol LP. The stated capital of the Company’s Class A Common Shares, a number of which were issued in exchange for the common shares of Hemosol Inc. and the balance of which were issued to MDS as partial consideration for the transfer of the limited partnership interest in the Labs Services LP to the Company pursuant to the 2004 Reorganization, is approximately $5.4 million.

Pursuant to the Tax Proposals under the Tax Act, the Company is able to make a distribution of an amount relating to the Net Proceeds from the Partnership Sale by way of return of capital only once. If the Capital Distribution Resolution is approved at the Meeting, subject to applicable law the Company will be able to distribute a portion of the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations, to Shareholders as a return of capital. Any other distributions, if any, likely will be made as a taxable dividend.

Substance of the Resolution

If the Partnership Sale is completed, the Board of Directors of the Company currently intends to distribute to Shareholders the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations. The Company currently estimates the amount of the Net Proceeds, without taking into account the amount of the Holdback Amount, if any, to be approximately $640 million. Accordingly, the initial distribution of Net Proceeds anticipated to be made by the Company will be net of the Holdback Amount, if any, that otherwise would be payable to the Labs Services LP, as well as any amounts needed by the Company for general corporate purposes. See “Use of Proceeds”.

As the total outstanding Class A Common Shares represent approximately 0.84% of the total outstanding Shares of the Company, the Net Proceeds (without taking into account the amount of the Holdback Amount, if any) attributable to the Class A Common Shares, as a class, would be approximately $5.3 million. As the initial distribution from Net Proceeds is anticipated to be less than this amount, if the Capital Distribution Resolution is approved, it is anticipated that holders of Class A Common Shares will receive the full amount of such initial distribution as a return of capital. If a return of capital is made on the Class B Non-Voting Shares, the holders of Class B Non-Voting Shares will receive as a return of capital which is contemporaneous with that paid on the Class A Common Shares an amount per share equal to the stated capital per share of the Class B Non-Voting Shares and the balance as a taxable dividend.

Shareholders will receive the balance of the amount of any Net Proceeds in excess of the initial distribution of stated capital of the applicable class of Shares, as well as any other distribution, as a taxable dividend. See “Certain Canadian Federal Income Tax Considerations”. With respect to United States federal income tax consequences, see “Certain United States Federal Income Tax Considerations”.

Notwithstanding that the Capital Distribution Resolution may be approved, the directors of the Company are authorized without further notice to, or approval of, the Shareholders not to proceed with the actions contemplated by the resolution or to proceed only with a return of capital on the Class A Common Shares, in which case no distribution by way of a return of capital can be made on the Class B Non-Voting Shares in respect of the Net Proceeds.

Canadian Securities Law Matters

The Company is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Québec, including OSC Rule 61-501 and Regulation Q-27.

Although MDS is considered a related party of the Company for the purposes of OSC Rule 61-501 and Regulation Q-27, no member of the Borealis Group is a related party of the Company or MDS. KPMG has advised the Independent Committee that it is of the opinion that the proportion of the consideration payable to the Labs Services LP relative to the aggregate purchase price payable by the Borealis Group under the terms of the MDS Sale is not less than the proportion of the assets of the Labs Services LP relative to the MDS Diagnostics Business. Accordingly, the Partnership Sale is not a transaction which requires minority approval (generally defined as the approval of Shareholders other than MDS) nor is it a transaction which requires the preparation of a formal valuation.

Interests of Certain Persons in Matters to be Acted Upon at the Meeting

As disclosed elsewhere in this Circular, MDS is the largest Shareholder of the Company and beneficially owns 99.56% of the total issued and outstanding Shares of the Company. In addition, MDS has entered into the Sale Agreements and the closing of the MDS Sale is conditional upon, among other things, the consent of the Company to the Partnership Sale. MDS is entitled to receive 99.56% of all dividends or other distributions declared and paid by the Company and, provided that MDS is the holder of record of all such Shares on the date established by the Board of Directors in respect of any distribution of the Net Proceeds and subject to the provisions of the MDS Undertaking, MDS will receive 99.56% of any distribution by the Company of the Net Proceeds, including all of such distribution (whether by way of return of capital or otherwise) on the Class B Non-Voting Shares. In addition, provided that the Transaction Resolution and the Corporate Objects Resolution are approved and all other conditions to the MDS Sale are satisfied or waived, MDS will complete the MDS Sale and will receive the net proceeds of the MDS Sale which, as publicly disclosed by MDS, are currently estimated to be approximately $1.05 billion (inclusive of its share of the currently estimated Net Proceeds).

Mitchell Kostuch, a director of the Company, holds 52,694 Class A Common Shares, representing less than 0.5% of the outstanding Class A Common Shares. If Mr. Kostuch is a holder of record of Class A Common Shares on the date established by the Board of Directors in respect of any distribution from Net Proceeds, he will be entitled to receive his pro rata share of such distribution (whether by way of return of capital or otherwise) in accordance with the number of Class A Common Shares held. As at the date of this Circular, other than Mr. Kostuch, none of the directors or executive officers of the Company hold any Shares.

Expenses of the Transaction

The estimated fees, costs and expenses of the Company in connection with the Partnership Sale including, without limitation, financial advisor’s fees, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately $500,000. In addition, the Company has been advised by the Labs Services LP it anticipates that the expenses of the Labs Services LP, including the Labs Services LP’s share of financial advisor’s fees and legal and accounting fees, and costs and expenses relating to the Partnership Sale, will be approximately $15 million.

Particulars of Other Matters

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy (unless amended) will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

EASTERN SALE AGREEMENT

The following is a summary of certain material provisions of the Eastern Sale Agreement, but is not comprehensive and is qualified in its entirety by reference to the Eastern Sale Agreement, which is available on SEDAR at www.sedar.com. In addition, the Western Sale Agreement, which provides for the sale by MDS of the MDS Western Diagnostics Business, is available on SEDAR at www.sedar.com under the profile for MDS. The closing of the MDS Sale (of which the Partnership Sale forms part) is contingent on the satisfaction or waiver of all conditions to closing provided in both the Sale Agreements on or before the Closing Time.

The material terms of the Eastern Sale Agreement relevant to the Company are described below. The Company has been advised by MDS that the terms of the Western Sale Agreement are substantially similar to the terms of the Eastern Sale Agreement.

Aggregate Purchase Price

Pursuant to the Eastern Sale Agreement, and subject to the Company’s consent, MDS has agreed to sell the MDS Eastern Diagnostics Business to the Borealis Group for the Aggregate Purchase Price of $801 million, approximately $750 million of which is allocated to the assets of the Labs Services LP, from which the Company expects to realize the Net Proceeds, being approximately $640 million, after deducting currently anticipated adjustments and amounts for income taxes and expenses relating to the Partnership Sale, but without taking into account any Holdback Amount. Certain non-material assets of the Labs Services LP are excluded from the sale, including cash in excess of petty cash. The Aggregate Purchase Price is subject to certain adjustments, including adjustments for working capital, long-term liabilities and other usual adjustments, including charges for realty taxes and utilities.

Holdback and MDS Undertaking

The Eastern Sale Agreement also provides that a portion of the Aggregate Purchase Price, the Holdback Amount, may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transaction obligations of MDS under the Eastern Sale Agreement. The Holdback Amount, if any, cannot be quantified at this time; however, the amount will not exceed 10.5% of the total sale price allocated to the Partnership Sale.

Concurrently with the execution and delivery by MDS of the Eastern Sale Agreement, at the request of the Company, the Company received the MDS Undertaking whereby MDS undertakes to (i) contribute to the capital of the Company an amount equal to 0.44% (representing the interest of Shareholders other than MDS in the outstanding Shares of the Company) of the Holdback Amount retained by the Borealis Group, if any, from the purchase price payable to the Labs Services LP once the Holdback Amount, if any, is finally determined 18 months after the Closing Date of the MDS Sale; and (ii) at such time, to waive any entitlement to the distribution (by dividend or otherwise) of any amount contributed pursuant to (i).

Closing Date

The Eastern Sale Agreement provides that the Partnership Sale is to be completed on November 29, 2006 (and the MDS Sale is to be fully completed on November 30, 2006), unless all of the conditions to Closing in the Eastern Sale Agreement have not been satisfied or waived by that date, in which case the Closing Date is to occur on the second business day following the date that the last of those conditions is satisfied or waived; however, the Closing Date is to be no later than March 15, 2007 unless MDS and the Borealis Group otherwise agree to a later date.

Selling Parties

Under the Eastern Sale Agreement, MDS has agreed, subject to certain consents including that of the Company, that certain parties other than MDS, including the Labs Services LP, will sell the portion of the MDS Eastern Diagnostics Business owned by such parties. Such parties are referred to below as “selling parties”.

Representations and Warranties

The Eastern Sale Agreement contains a number of representations and warranties from MDS in favour of the Borealis Group which are customary for transactions of this nature, including with respect to corporate matters, absence of conflicting agreements, regulatory approvals, title to assets, no options, litigation, financial statements, absence of changes and unusual transactions, compliance with applicable law, sufficiency of purchased assets, licences, labour matters, benefit plans, insurance, intellectual property rights and information systems, environmental matters, real property, leases, material contracts, books and records, accounts receivable, tax matters, subsidiaries and joint venture interests, condition of purchased assets, and related party transactions.

In addition, the Eastern Sale Agreement contains representations from the Borealis Group in favour of MDS which are customary for transactions of this nature, including with respect to corporate matters, absence of conflicting agreements, Investment Canada Act matters, consents and approvals and financing.

Covenants

During the period from the signing of the Eastern Sale Agreement until the closing of the MDS Sale, MDS and the Borealis Group have agreed to abide by certain covenants customary for transactions of this nature, including those set forth below.

Subject to certain exceptions, MDS has agreed to certain covenants, including to do and to cause the Labs Services LP to do the following: (a) not, directly or indirectly, through any officer, director, employee, representative or agent of the selling parties or other affiliate (excluding operators of the MDS Western Diagnostics Business) (i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (A) any sale of all or a substantial part of the MDS Eastern Diagnostics Business or the purchased assets to any person other than the Borealis Group; or (B) subject to certain exceptions, any business combination, reorganization, recapitalization, amalgamation, merger or consolidation of a selling party (other than MDS) or an operator of the MDS Eastern Diagnostics Business or, only to the extent it materially adversely affects the ability of MDS to perform its material obligations under the Eastern Sale Agreement, MDS, including the sale of any securities of a selling party (other than MDS) or an operator of the MDS Eastern Diagnostics Business or, only to the extent it materially adversely affects the ability of MDS to perform its material obligations under the Eastern Sale Agreement, MDS to any person other than the Borealis Group (each an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, (iv) publicly disclose in any manner any Acquisition Proposal, or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal, except as contemplated by the Eastern Sale Agreement; (b) except for certain permitted proposals, MDS shall, and shall use commercially reasonable efforts to cause the officers, directors, employees, representatives and agents of the selling parties to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; and (c) ensure that its officers, directors, employees, representatives and agents and those of the other selling parties are aware of paragraph (a) and, subject to certain exceptions, it shall be responsible for any breach of paragraph (a) by its and the other selling party’s or operator’s officers, directors, employees, representatives or agents.

MDS also has agreed that it shall and shall cause the other selling parties under the Eastern Sale Agreement to, at their own expense, subject to obtaining all commercially reasonable co-operation and assistance of the Borealis Group, use all commercially reasonable efforts to obtain by the Closing Time the consent of the Company to the Partnership Sale, and all other consents or waivers of applicable third parties.

In addition to obligations of the Borealis Group to obtain clearance under the Competition Act (Canada), the Borealis Group has agreed that it shall, at its own expense, subject to obtaining the reasonable cooperation and assistance of MDS, use all commercially reasonable efforts to obtain by the Closing Time all other regulatory consents in respect of the MDS Eastern Diagnostics Business, including applicable consents or approvals under applicable legislation regarding specimen collection and laboratory testing.

The Borealis Group also has agreed to make offers of employment to employees in the MDS Eastern Diagnostics Business and to offer certain benefits to such employees as part of their employment package.

Closing Conditions

The Eastern Sale Agreement contains a number of conditions precedent to the Closing, including those set forth below.

Conditions in Favour of the Borealis Group

The Borealis Group’s obligation to complete the closing of the MDS Sale is subject to the satisfaction or waiver by the Borealis Group of a number of conditions on or before March 15, 2007, including the following:

(a)    At the Closing Time, all of the representations and warranties of MDS made in or pursuant to the Eastern Sale Agreement shall be true and correct in all material respects, subject to certain exceptions, as if made at and as of the Closing Time. At the Closing Time, MDS and its affiliates shall have observed or performed in all material respects all of the obligations, covenants and agreements that they must perform at or before the Closing Time.

(b)   All documentation relating to the due authorization of the sale of the purchased assets by the applicable selling party under the Eastern Sale Agreement and the closing documents to which it is a party shall be mutually satisfactory to the parties, acting reasonably.

(d)   All conditions precedent to the closing of the transactions contemplated by the Western Sale Agreement (which includes the completion of the sale contemplated by the MDS Minority Purchase Agreement) shall have been satisfied or waived, as applicable, save and except for the release from escrow of all documents delivered in connection with that closing and certain other corporate actions.

(e)    All regulatory consents shall have been obtained on or before the Closing Time.

(f)    Subject to certain exceptions, the selling parties under the Eastern Sale Agreement shall have given or obtained, as the case may be, all of the notices, consents and approvals described in the Eastern Sale Agreement, in all cases in form and substance satisfactory to the Borealis Group, acting reasonably.

(g)    Certain pre-closing reorganizations agreed to by the parties shall have been completed to the satisfaction of the Borealis Group, acting reasonably.

(h)   There shall not be in force any applicable law or order, and there shall not have been any action taken under any applicable law or by any governmental authority, that makes it illegal or otherwise restrains, enjoins or prohibits the closing contemplated by the Eastern Sale Agreement in accordance with its terms in any material respect.

(i)    No change which would constitute a material adverse effect shall have occurred since October 4, 2006.

(j)    At the Closing Time, MDS shall, and shall cause the other selling parties under the Eastern Sale Agreement, including the Labs Services LP to, execute and deliver to the Borealis Group in form and substance mutually satisfactory to the parties, acting reasonably, all certificates, agreements, documents and instruments as required under the Eastern Sale Agreement including (i) conveyances and other applicable documents to transfer title to the purchased assets, (ii) certain ancillary agreements, including a limited trade mark licence, a systems license agreement, a non-competition agreement and a support services agreement.

(k)    The consent of the Company to the Partnership Sale.

(l)    The completion of the migration of the operations of the MDS Diagnostics Business to the Borealis Group (as governed by the terms of the Migration Agreement).

Conditions in Favour of MDS

MDS’ obligation to complete the closing of the MDS Sale is subject to the satisfaction or waiver by MDS of a number of conditions on or before March 15, 2007, including the following:

(a)    At the Closing Time, all of the representations and warranties of the Borealis Group made in or pursuant to this Eastern Sale Agreement shall be true and correct in all material respects as if made at and as of the Closing Time, except as such representations and warranties may be affected by events or transactions expressly permitted by the Eastern Sale Agreement. At the Closing Time, the Borealis Group shall have observed or performed in all material respects all of the obligations, covenants and agreements that it must perform at or before the Closing Time.

(b)   All documentation relating to the due authorization of the purchase of the purchased assets by the Borealis Group under the Eastern Sale Agreement and the closing documents to which it is a party shall be mutually satisfactory to the parties, acting reasonably.

(c)   There shall not be in force any applicable law or order, and there shall not have been any action taken under any applicable law or by any governmental authority, that makes it illegal or otherwise restrains, enjoins or prohibits the closing contemplated by the Eastern Sale Agreement in accordance with its terms in any material respect.

(d)    All regulatory consents shall have been obtained on or before the Closing Time.

(e)    Certain pre-closing reorganizations agreed to by the parties shall have been completed to the satisfaction of MDS, acting reasonably.

(f)    The purchase structure established by the Borealis Group to complete the MDS Sale shall not have resulted in any incremental taxes for MDS or any operator of the MDS Eastern Diagnostics Business as a result of any change effective on or before 11:59 p.m. on the day prior to the Closing in any applicable tax law or the interpretation thereof by any applicable governmental authority.

(g)    At the Closing Time, the Borealis Group shall execute and deliver to the Borealis Group in form and substance mutually satisfactory to the parties, acting reasonably, all certificates, agreements, documents and instruments as required under the Eastern Sale Agreement including (i) payment of the closing cash amount, (ii) conveyances and other applicable documents to transfer title to the purchased assets and to assume the assumed liabilities, (iii) certain ancillary agreements, including a limited trade mark licence, a systems license agreement, a non-competition agreement and a support services agreement, and (iv) any costs payable by the Borealis Group to MDS pursuant to the Migration Agreement.

(h)   The consent of the Company to the Partnership Sale.

(i)    All conditions precedent to the closing of the transactions contemplated by the Western Sale Agreement (which includes the completion of the sale contemplated by the MDS Minority Purchase Agreement) shall have been satisfied or waived, as applicable, save and except for the release from escrow of all documents delivered in connection with that closing and certain other corporate actions.

Failure to Satisfy Conditions

Subject to certain exceptions, if any condition to Closing set forth in the Eastern Sale Agreement is not satisfied at the Closing Time, or if it becomes apparent that any such condition cannot be satisfied at the Closing Time, the party entitled to the benefit of such condition (the “First Party”) may terminate the Eastern Sale Agreement by notice in writing to the other party and in such event:

(a)   unless the other Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated the Eastern Sale Agreement are reasonably capable of being performed or caused to be performed by the First Party or have not been satisfied by reason of a default by the First Party under the Eastern Sale Agreement, the First Party shall be released from all obligations under the Eastern Sale Agreement, except as contemplated in the Eastern Sale Agreement; and

(b)    unless the First Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated the Eastern Sale Agreement are reasonably capable of being performed or caused to be performed by the other party or have not been satisfied by reason of a default by the other party under the Eastern Sale Agreement, then the other party shall also be released from all obligations under the Eastern Sale Agreement, except as contemplated in the Eastern Sale Agreement.

USE OF PROCEEDS

If the Partnership Sale is completed, the Board of Directors of the Company currently intends to distribute to Shareholders the Net Proceeds, less amounts needed by the Company for general corporate purposes and otherwise considered necessary to meet its obligations. The Company currently estimates the amount of the Net Proceeds, without taking into account the amount of the Holdback Amount, if any, to be approximately $640 million. The initial distribution of Net Proceeds anticipated to be made by the Company will be net of the Holdback Amount, if any, that otherwise would be payable to the Labs Services LP, as well as any amounts needed by the Company for general corporate purposes. The Holdback Amount, if any, cannot be quantified at this time; however, it will not exceed 10.5% of the total sale price allocated to the Partnership Sale.

The initial distribution by the Company from Net Proceeds is expected to occur as soon as is reasonably practicable following the distribution by the Labs Services LP to the Company of the proceeds from the Partnership Sale net of the Holdback Amount, if any. The date and amount of the initial distribution will be determined after the Closing of the Partnership Sale. Closing of the MDS Sale is targeted for November 30, 2006 and is anticipated to occur no later than by the end of January 2007. The Eastern Sale Agreement provides that the Closing cannot occur later than March 15, 2007, except with the consent of MDS and the Borealis Group.

Due to restrictions in the Tax Proposals, if all or any part of the distribution by the Company of the Net Proceeds is made by way of a return of capital, the Company will be unable to make a subsequent distribution on the Shares as a return of capital (including any Holdback Amount subsequently received or any amounts received from MDS pursuant to the MDS Undertaking).

The Labs Services LP will cease to carry on an active business following the completion of the Partnership Sale and following the distribution of the proceeds from the Partnership Sale (including any later distribution of the Holdback Amount), the Company does not expect to receive any further distributions from the Labs Services LP. Accordingly, the Company will not be in a position to distribute any amount beyond the total Net Proceeds and any amount received from MDS pursuant to the MDS Undertaking, if any. Following the completion of the Partnership Sale and the receipt of the Holdback Amount, if any, the Board of Directors will consider whether and when to proceed to wind up the Company’s operations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, special Canadian tax counsel to the Company, the following is a summary of the principal Canadian federal income tax consequences to a holder of Class A Common Shares of the Class A Capital Distribution and the other transactions described in this Circular relevant to such a Shareholder where, for purposes of the Income Tax Act (Canada) (the “Tax Act”), such Shareholder holds its Class A Common Shares as capital property and deals at arm’s length with, and is not affiliated with, the Company (a “Class A Shareholder”). Generally, the Class A Common Shares will be considered to be capital property to a Shareholder unless the Shareholder is a trader or dealer in securities, has acquired the Class A Common Shares as part of an adventure in the nature of trade, or holds the Class A Common Shares in the course of carrying on a business of buying or selling securities or otherwise than for investment purposes. Certain Shareholders resident in Canada whose Class A Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Class A Common Shares and any other “Canadian security” as defined in the Tax Act treated as capital property. Shareholders considering such an election should consult their own tax advisors.

This summary is not applicable to a Class A Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act, which is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, a “specified financial institution” for the purposes of the Tax Act or which is exempt from tax under the Tax Act.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current, published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) and a certificate from the Company as to certain matters, including the paid-up capital of the Class A Common Shares and the status of the Company as a “public corporation” within the meaning of the Tax Act.

This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect Class A Shareholders, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in CRA’s administrative policies and assessing practices. This summary does not take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary assumes that the Tax Proposals will be enacted as proposed but no assurance can be given that this will be the case.

The income and other tax consequences of the Class A Capital Distribution and the other transactions described in this Circular will vary depending on the Class A Shareholder’s particular circumstances, including the province/territory or provinces/territories in which such Class A Shareholder resides, carries on business or has a permanent establishment. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Class A Shareholder, and no representation with respect to the Canadian federal income tax consequences to any particular Class A Shareholder is made.

Class A Shareholders are advised to consult their own tax advisors with respect to their particular circumstances and the application of Canadian, provincial, foreign and other tax implications to them.

Residents of Canada

The following portion of the summary is generally applicable to a Class A Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada.

Return of Capital

Generally, where a public corporation, as defined in the Tax Act, reduces the paid-up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, under the Tax Proposals, where an amount is paid by a company on a reduction of “paid-up capital” as defined in the Tax Act, the amount will be treated as a return of capital, and not as a dividend, where: (i) the amount may reasonably be considered to be a distribution of proceeds realized by the company (or by a partnership in which the company has a direct or indirect interest) from a transaction or event that occurred outside the ordinary course of business of the company (or partnership that realized the proceeds), (ii) the proceeds were received from a transaction or event that occurred no more than 24 months before the return of capital, and (iii) a return of capital which was derived from such proceeds was not previously paid by the company in respect of any class of its shares.

Based, in part, on a certificate from the Company in relation to the paid-up capital of the Class A Common Shares, the Class A Capital Distribution will be treated as a return of capital pursuant to the Tax Proposals and the amount that is a return of capital will not be includable in computing a Class A Shareholder’s income for purposes of the Tax Act. The adjusted cost base of each Class A Common Share to a Class A Shareholder will be reduced by an amount equal to the amount per Class A Common Share received as a return of capital. If the amount of such reduction exceeds the adjusted cost base of the Class A Common Share, such Class A Shareholder will be deemed to have realized a capital gain equal to such excess.

A Class A Shareholder will be required to include one-half of the amount of any resulting capital gain (a “taxable capital gain”) in income, and will be required to deduct one-half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

A capital loss realized by a corporation may be reduced in certain circumstances by dividends previously received or deemed to have been received thereon. Similar rules apply where a corporation is a member of a partnership or is a beneficiary of a trust. Corporate Class A Shareholders to whom these rules may be relevant should consult their own advisors.

A Class A Shareholder which is a “Canadian controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains and interest.

Dividends

A Class A Dividend Distribution received by a Class A Shareholder who is an individual will be included in computing the Class A Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. Under the Tax Proposals, the gross-up and dividend tax credit will be enhanced for eligible dividends received after 2005 from certain taxable Canadian corporations, such as the Company. Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, where those dividends have been designated as eligible dividends by the dividend-paying corporation.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends received or deemed to be received by a corporate Class A Shareholder will be included in computing its income, but normally will also be deductible in computing its taxable income. Subsection 55(2) of the Tax Act provides that where a corporate Class A Shareholder receives a dividend, all or part of the dividend may in certain circumstances be treated as proceeds of disposition of the Class A Common Shares and not as a dividend for the purpose of computing the Class A Shareholder’s capital gain or loss on a disposition of such shares. Accordingly, corporate Class A Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision.

A Class A Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends received on the Class A Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Dissenting Class A Shareholders

Class A Shareholders who choose to exercise their dissent rights in respect of the Transaction Resolution or the Corporate Objects Resolution will be considered to have disposed of their Class A Common Shares to the Company. A dissenting Class A Shareholder will be deemed to have received a dividend equal to the amount, if any, by which the cash received (other than in respect of interest awarded by a court) for their Class A Common Shares exceeds the paid-up capital of such shares for the purposes of the Tax Act. The tax consequences to a dissenting Class A Shareholder who realizes a deemed dividend will be as described above under “Dividends”.

The difference between the cash received (other than in respect of interest awarded by a court) and the amount of the deemed dividend will be treated as proceeds of disposition of the Class A Common Shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A Class A Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of a Class A Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Class A Common Share to the Class A Shareholder. The tax consequences to a dissenting Class A Shareholder who realizes a capital gain will be as described above under “Return of Capital”.

Interest awarded by a court to a dissenting Class A Shareholder will be includable in such Shareholder’s income for purposes of the Tax Act.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Class A Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is not resident, nor deemed to be resident, in Canada and does not use or hold, and is not deemed to use or hold, Class A Common Shares in connection with carrying on a business in Canada (a “Non-Resident Class A Shareholder”). Special rules, which are not discussed in this summary, may apply to a Class A Shareholder that is either an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Shareholders should consult their own tax advisors.

Return of Capital

Based, in part, on a certificate from the Company in relation to the paid-up capital of the Class A Common Shares, the Class A Capital Distribution will be treated as a return of capital under the Tax Proposals and the amount of the Class A Capital Distribution paid to a Non-Resident Class A Shareholder will not be subject to Canadian withholding tax.

The adjusted cost base of each Class A Common Share to a Non-Resident Class A Shareholder will be reduced by an amount equal to the amount per Class A Common Share received as a return of capital. If the amount of such reduction exceeds the adjusted cost base of the Class A Common Share, such Non-Resident Class A Shareholder will be deemed to have disposed of the Class A Common Shares and to have realized a capital gain equal to such excess.

The Class A Common Shares will generally constitute “taxable Canadian property” since such shares are not listed on a prescribed stock exchange. Accordingly, subject to the provisions of any applicable income tax treaty or convention, a Non-Resident Class A Shareholder will be required to include any taxable capital gain realized on the deemed disposition of a Class A Common Share in income. A Non-Resident Class A Shareholder deemed to have disposed of Class A Common Shares will also be required to file a Canadian income tax return reporting such disposition, whether or not the gain is exempt from Canadian tax under an applicable income tax treaty or convention.

Dividends

A Class A Dividend Distribution paid or credited, or deemed to be paid or credited, to a Non-Resident Class A Shareholder will be subject to withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

Dissenting Non-Resident Class A Shareholders

Non-Resident Class A Shareholders who choose to exercise their dissent rights in respect of the Transaction Resolution or the Corporate Objects Resolution will be deemed to have disposed of their Class A Common Shares to the Company. Such a Non-Resident Class A Shareholder will be deemed to have received a dividend equal to the amount, if any, by which the cash received (other than in respect of interest awarded by a court) for their Class A Common Shares exceeds the paid-up capital thereof for the purposes of the Tax Act. Any such dividends will be subject to withholding tax as described above under “Dividends”.

The difference between such cash received and the amount of the deemed dividend will be treated as proceeds of disposition of the Class A Common Shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A Non-Resident Class A Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Class A Common Shares to the Non-Resident Class A Shareholder. The tax consequences of the disposition will be as described above under “Return of Capital”. In addition, the notification and withholding requirements provided in section 116 of the Tax Act will apply to a Non-Resident Class A Shareholder who dissents.

Interest awarded by a court and paid to a dissenting Non-Resident Class A Shareholder will be subject to withholding tax as described above for dividends.

Non-Resident Class A Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of exercising their dissent rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States federal income tax consequences of the receipt of distributions from the Company by a U.S. Holder, as defined below, (i) who is a resident of the United States for the purposes of the current Canada-United States Income Tax Convention (the “Convention”), (ii) whose Class A Common Shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada, and (iii) who otherwise would qualify for the full benefits of the Convention. Except where noted, it deals only with Class A Common Shares held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of the Company’s Class A Common Shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt entities or qualified retirement plans, holders of more than 10% of a class of the Company’s Shares by vote or value (whether such Shares are actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, persons holding the Company’s Class A Common Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders. In addition, the discussion below does not address the persons who dissent in respect of either or both of the Transaction Resolution and the Corporate Objects Resolution, persons who hold an interest in a partnership or other entity that holds the Company’s Class A Common Shares, or tax consequences arising under the laws of any state, local or foreign jurisdiction or other United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. The Company can provide no assurance that the United States Internal Revenue Service (the “IRS”) will take a similar view of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, Treasury regulations under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

As used herein, the term “U.S. Holder” means a beneficial holder of Class A Common Shares that is: (i) a citizen or individual resident of the United States; (ii) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A “Non-U.S. Holder” is a beneficial holder of Class A Common Shares that is not a U.S. Holder.

The tax treatment of a partner in a partnership, or other entity taxable as a partnership, may depend on both the partnership’s and the partner’s status. Partnerships receiving distributions from the Company and persons holding beneficial interests in Class A Common Shares through a partnership are urged to consult their own tax advisors.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

Distributions

Provided that distributions from the Company are not treated as occurring pursuant to a de facto liquidation of the Company, described below, a U.S. Holder will be required to include in gross income as dividend income the amount of the distributions paid on the Company’s Class A Common Shares (including any Canadian taxes withheld from the amount paid) on the date the distribution is received to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits as determined for United States federal income tax purposes. The Company has not calculated its earnings and profits for United States federal income tax purposes.

Provided that the Company is not treated as a passive foreign investment company (a “PFIC”), described below, the Company believes that it is considered to be a “qualified foreign corporation,” and therefore distributions to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received in taxable years beginning on or before December 31, 2010. Dividends on Class A Common Shares generally will not be eligible for the dividends received deduction allowed to corporations under the Code.

Distributions of current or accumulated earnings and profits paid in Canadian dollars to a U.S. Holder will be includable in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. Holder that receives a Canadian dollar distribution and converts the Canadian dollars into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the U.S. dollar which generally will be United States source ordinary income or loss for foreign tax credit purposes.

The maximum rate of Canadian withholding tax on dividends paid to a U.S. Holder pursuant to the Convention is 15 percent. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit for taxable years beginning on or before December 31, 2006, dividends paid on the Class A Common Shares will be treated as income from foreign sources and will generally constitute “passive income.” For taxable years beginning after December 31, 2006, dividends paid on the Class A Common Shares generally will be “passive category income” or “general category income” for foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Distributions in excess of the Company’s earnings and profits will be applied against and will reduce the U.S. Holder’s adjusted tax basis in the Class A Common Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Class A Common Shares.

Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on dividends received, unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

De Facto Liquidation

Due to the fact that the Company will not have any interest in any active business after the Partnership Sale and will be distributing substantially all of its assets, the distributions may be treated as occurring pursuant to a de facto liquidation of the Company for United States federal income tax purposes. If the distributions are so treated, a U.S. Holder will recognize gain or loss in an amount equal to the difference between: (i) the amount of cash plus the fair market value of any other property received in the distribution; and (ii) such U.S. Holder’s adjusted tax basis in its Class A Common Shares. Provided that the Company is not treated as a passive foreign investment company, described below, any such gain or loss will be capital gain or loss if the shares are held as a capital asset, and such capital gain or loss will be long term capital gain or loss, depending on whether the shares have been held for more than one year. Long-term capital gain, in the case of non-corporate U.S. Holders, is subject, in general, to lower tax rates than ordinary income.

Any capital gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for foreign tax credit purposes. To the extent that the distribution is treated as a deemed dividend for Canadian tax law purposes, a U.S. Holder eligible for the benefits of the Convention may be entitled to make an election pursuant to which the U.S. Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received as a distribution pursuant to a de facto liquidation of the Company, be entitled to treat such gain as foreign source income. U.S. Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situations.

The deductibility of a capital loss recognized on the receipt of a distribution made pursuant to a de facto liquidation is subject to limitations. A U.S. Holder that receives a Canadian dollar distribution and converts the Canadian dollars into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the U.S. dollar which generally will be U.S. source ordinary income or loss for foreign tax credit purposes.

Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the receipt of a distribution made pursuant to a de facto liquidation of the Company unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of any gain realized by an individual Non-U.S. Holder, the holder is present in the United States for 183 days or more in the taxable year of the distribution made pursuant to a de facto liquidation and certain other conditions are met.

Passive Foreign Investment Company Rules

In general, unfavourable rules apply to the ownership and disposition of the shares of a PFIC.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend, or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

In the absence of a “qualifying electing fund” election (a “QEF election”), described below, a U.S. Holder of a PFIC will be taxed under the generally unfavourable rules described below upon receipt of distributions from the Company with respect to their Class A Common Shares.

The Company believes that it was likely that it was a PFIC for taxable years 2001 through 2003, and may also have been deemed to be a PFIC in preceding taxable years. The Company does not believe that it was a PFIC in the 2004 taxable year. The Company believes that it was not classified as a PFIC in the 2005 taxable year and will not be classified as a PFIC for the 2006 taxable year. However, due to the fact that the Company is distributing substantially all of its assets and will not have any interest in any active business thereafter, the Company believes there is a significant likelihood that it will be classified as a PFIC for the 2007 taxable year.

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds Class A Common Shares, the Company will continue to be treated as a PFIC with respect to such holder in all succeeding years, regardless of whether the Company continues to meet the income test or asset test described above. If the Company is treated as a PFIC in any taxable year and a U.S. Holder holds Class A Common Shares, such Shareholder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Class A Common Shares and with respect to distributions on the Class A Common Shares made pursuant to a de facto liquidation of the Company. An “excess distribution” generally is defined as the excess (if any) of the amount of the distributions in respect of the Class A Common Shares received by a U.S Holder in a taxable year over 125% of the average amount received in respect of such Class A Common Shares by such U.S. Holder during the shorter of: (i) the three preceding taxable years; or (ii) the portion of such U.S. Holder’s holding period for the Class A Common Shares before the taxable year. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the receipt of a distribution occurring pursuant to a de facto liquidation of the Company rateably over its holding period for the Class A Common Shares. Such amounts would be taxed as ordinary income and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Company were a PFIC in any taxable year, then a qualified U.S. Holder may be able to make a QEF election, as defined in the Code, that may alleviate certain of the tax consequences referred to above. In order for a U.S. Holder to make a QEF election, the Company would have to provide certain information regarding the U.S. Holder’s pro rata share of the Company’s ordinary earnings and net capital gain. The Company currently does not intend to provide such information.

U.S. HOLDERS ARE URGED TO CONSULT THEIR UNITED STATES TAX ADVISORS ABOUT THE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE UNITED STATES TAX CONSEQUENCES.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the Shares, and to certain distributions occurring pursuant to a de facto liquidation of the Company, made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently imposed at a rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO DISTRIBUTIONS ON THE CLASS A COMMON SHARES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF ITS PARTICULAR SITUATION.

RISK FACTORS

Shareholders should consider the following risk factors in evaluating whether to approve the Transaction Resolution, the Corporate Objects Resolution and the Capital Distribution Resolution.

Risks Relating to the Partnership Sale

If the Partnership Sale is completed, the Company will not have any interest in any active business.

The Company’s revenue and cash flow are dependent upon the income and cash flow generated from its limited partnership interest in the Labs Services LP. The business of Hemosol LP, the other asset of the Company, being a limited partnership in which the Company holds an approximate 7% interest, has not been profitable since inception and Hemosol LP filed a Notice of Intention to Make a Proposal pursuant to section 50.4(1) of the Bankruptcy and Insolvency Act (Canada) in November 2005. The Company has determined that the value of this investment has been impaired and therefore, the carrying value has been written off. In addition, on October 20, 2006, the Company received a letter from counsel to the interim receiver for Hemosol Corp. and Hemosol LP advising that a vote of the creditors of such entities is scheduled for November 6, 2006 to approve the Hemosol Plan which, if approved by creditors and the court, will result in, among other things, the termination and cancellation, without compensation, of the Company’s interest in Hemosol LP effective on the implementation of the Hemosol Plan. As such, the Company’s results are dependent on the financial results and related distributions from the Labs Services LP. If the Partnership Sale is completed, the Labs Services LP, being the principal business from which the Company derives all of its income, will no longer carry on an active business and, in the event that the net proceeds of the Partnership Sale are distributed by the Labs Services LP as currently contemplated, the Labs Services LP will have no resources to carry on any new business. Accordingly, in such event the Company will have no source of income for future distributions and the value of the Shares will be adversely affected.

There can be no certainty that all conditions precedent to the MDS Sale, almost all of which are outside the control of the Company, will be satisfied.

The completion of the MDS Sale is subject to a number of conditions precedent, including the completion of the transactions contemplated by both of the Sale Agreements and the MDS Minority Purchase Agreement, almost all of which are outside the control of the Company. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived. If the Partnership Sale therefore does not proceed, including by reason of the fact that the Transaction Resolution and/or the Corporate Objects Resolution is not approved, the Company will still bear the costs associated with the Partnership Sale and there can be no assurance that another third party would be willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Partnership Sale.

There can be no assurance as to the amount of the Net Proceeds, if any, that will be distributed to Shareholders.

The declaration of dividends is at the discretion of the Board of Directors of the Company and the payment of dividends is subject to the satisfaction of solvency tests set forth in the OBCA. While the Board of Directors of the Company currently intends to distribute substantially all of the Net Proceeds to Shareholders, intervening events could cause the amount of such proposed distribution, whether by way of return of capital or otherwise, to be reduced in whole or in part or could cause the Board of Directors to determine that the declaration of any such distribution should be deferred indefinitely.

The Company has not determined the amount of the Net Proceeds or the amount of the Net Proceeds which will be retained to fund ongoing expenses and obligations of the Company.

The Company has not determined the amount of Net Proceeds. In addition, prior to the Company making any distribution of all or any portion of the Net Proceeds, the Board of Directors will be required to determine the amount of such Net Proceeds to be retained to fund the Company’s ongoing expenses and other obligations. The amount to be so retained has not been determined and is expected to exceed the amount of the Company’s operating expenses for the year ended October 31, 2005.

The distribution to Shareholders of the Net Proceeds may not be made by way of a return of capital.

Pursuant to the OBCA, the Company may only make a distribution by way of a return of capital if, among other things, such distribution is approved by a special resolution of shareholders entitled to vote. Accordingly, if the Capital Distribution Resolution is not approved by the holders of Class A Common Shares and the holders of Class B Non-Voting Shares, each voting separately as a class, any distribution from the Net Proceeds to Shareholders likely will be made by way of a taxable dividend. In addition, even if the Capital Distribution Resolution is approved, intervening events, including a change in law or the failure to enact the Tax Proposals in their current form or at all, could cause the Board of Directors not to make any distribution by way of a return of capital. Due to restrictions in the Tax Act under the Tax Proposals, if all or any part of the distribution by the Company of the Net Proceeds is made by way of a return of capital, the Company will be unable to distribute as a return of capital any other Net Proceeds including any of the Holdback Amount, if any, subsequently received or any amounts received from MDS pursuant to the MDS Undertaking, if any. See “Certain Canadian Federal Income Tax Considerations”. With respect to United States federal income tax consequences, see “Certain United States Federal Income Tax Considerations”.

Only Shareholders of record on the date established by the Board of Directors for any distribution from Net Proceeds will be entitled to receive such distribution.

If the Partnership Sale is completed, Net Proceeds are received by the Company and the Board of Directors declares a distribution from such Net Proceeds, only Shareholders of record on the date established by the Board of Directors in respect of such distribution will be entitled to receive such distribution. Accordingly, any Shareholder who sells, transfers or otherwise disposes of all or any part of such Shareholder’s Shares prior to such record date will not receive any such distribution on the Shares so sold, transferred or otherwise disposed.

The favourable tax treatment for a return of capital distribution is dependent on the Tax Proposals being enacted in their current form.

The favourable tax treatment for a return of capital distribution is dependent upon the Tax Proposals being enacted in their current form and no assurance can be given that such proposals will be enacted in their current form or at all. See “Certain Canadian Federal Income Tax Considerations”.

Risks Relating to the Company

Whether or not the Partnership Sale is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A complete description of the risk factors applicable to the Company is contained under the heading “Risks and Uncertainties” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2004, filed on SEDAR on May 14, 2004, which section is specifically incorporated by reference into this Circular.

RIGHTS OF DISSENTING SHAREHOLDERS

Pursuant to subsection 185(1) of the OBCA, registered holders of Class A Common Shares are entitled to dissent in respect of either or both of the Transaction Resolution and the Corporate Objects Resolution and registered holders of Class B Non-Voting Shares are entitled to dissent in respect of the Corporate Objects Resolution. As a result, any registered Shareholder is entitled to be paid the fair value of all, but not less than all, of the Shares beneficially held by it in accordance with section 185 of the OBCA, if the registered Shareholder dissents with respect to any resolution on which such Shareholder is entitled to vote in accordance with the provisions of the OBCA and the action approved by such resolution becomes effective. The fair value of the Shares is determined as of the close of business on the day before the Transaction Resolution and the Corporate Objects Resolution are adopted. It is possible that the fair value determined as of such date might reflect the risk that the Partnership Sale does not occur imminently or at all.

While holders of Class B Non-Voting Shares are entitled to dissent in respect of the Corporate Objects Resolution, as of the Record Date, MDS was the holder of all of the issued and outstanding Class B Non-Voting Shares and has advised the Company that it will vote all such shares in favour of the Corporate Objects Resolution. Accordingly, MDS will not exercise the right to dissent that is available to holders of Class B Non-Voting Shares in respect of the Corporate Objects Resolution.

Beneficial owners of Class A Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under the OBCA. Section 185 of the OBCA is set forth in its entirety in Appendix F.

The OBCA requires adherence to the procedures established therein regarding the exercise of rights of dissent and failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Shareholder who might desire to exercise rights of dissent should carefully consider and comply with the provisions of section 185 of the OBCA and consult its legal advisors.

Subsection 185(6) of the OBCA provides that a Shareholder who wishes to dissent and seek payment of the fair value of its Class A Common Shares is required to deliver a written objection to the applicable resolution(s) on which such Shareholder is entitled to vote and in respect of which the Shareholder wishes to dissent (the “Applicable Resolution”) to the Company at or before the Meeting. The Company’s address for such purpose is 75 International Blvd., Toronto, Ontario M9W 6L9, Attention: Secretary, LPBP Inc.

A registered Shareholder is not entitled to dissent with respect to a resolution if such Shareholder votes any of the Shares beneficially held by it in favour of that resolution. The execution or exercise of a proxy or otherwise voting against the resolution(s) on which such Shareholder is entitled to vote does not constitute a written objection for purposes of the right to dissent under the OBCA.

Within 10 days after the Applicable Resolution is approved by the Shareholders, the Company must notify any Dissenting Shareholder who is then required, within 20 days after receipt of such notice (or if such Shareholder does not receive such notice, within 20 days after learning of the approval of the Applicable Resolution in respect of which the Shareholder has delivered a written objection), to send to the Company a written notice containing its name and address, the number of Shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such Shares and, not later than the 30th day after sending such written notice, to send to the Company or its transfer agent the appropriate share certificate or certificates.

A Dissenting Shareholder who fails to send to the Company, within the appropriate time frame, a dissent notice, demand for payment and certificates representing the Shares in respect of which the Shareholder dissents forfeits the right to make a claim under section 185 of the OBCA. The Company or its transfer agent will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will return forthwith the certificates to the Dissenting Shareholder.

On sending a demand for payment to the Company, a Dissenting Shareholder ceases to have any rights as a Shareholder (including any right to receive dividends or distributions) other than the right to be paid the fair value of such holder’s shares as determined under section 185 of the OBCA, except where:

(a)	the Dissenting Shareholder withdraws the demand for payment before the Company makes an offer to the Shareholder pursuant to the OBCA,

(b)	the Company fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the demand for payment, or

(c)	the proposal contemplated in the Applicable Resolution does not proceed,

in which case the Dissenting Shareholder’s rights as a Shareholder of the Company will be reinstated as of the date the Dissenting Shareholder sent the demand for payment.

If the action under the Applicable Resolution becomes effective, the Company will be required to send, not later than the seventh day after the later of (i) the effective date of the action or (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting Shareholder’s Shares such amount as the Board of Directors considers fair value thereof accompanied by a statement showing how the fair value was determined.

The Company must pay for the Shares of a Dissenting Shareholder within 10 days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance thereof from the Dissenting Shareholder within 30 days after such offer has been made.

If such offer is not made or accepted, the Company may, within 50 days after the action approved by the applicable resolution is effective or within such further period as a court may allow, apply to a court of competent jurisdiction to fix the fair value of such Shares. There is no obligation of the Company to apply to the court. If the Company fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. If the Company fails to comply with the requirement to send a written offer to pay as set out above, the costs of such application by a Dissenting Shareholder are to be borne by the Company unless the court otherwise orders.

Upon an application to a court, all Dissenting Shareholders whose Class A Common Shares have not been purchased by the Company will be joined as parties and be bound by the decision of the court, and the Company will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will fix a fair value for the shares of all Dissenting Shareholders who have not accepted an offer to pay. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising dissent rights should be aware that there can be no assurance as to what the fair value of their Shares will be as determined under the applicable provisions of the OBCA.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of fair value of the Dissenting Shareholder’s Class A Common Shares. Section 185 of the OBCA requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting Shareholder’s dissent rights. Accordingly, a registered Shareholder who desires to exercise dissent rights should carefully consider and comply with the provisions of section 185 of the OBCA, the full text of which is set out in Appendix F to this Circular, or should consult with such registered Shareholder’s legal advisor.

LEGAL MATTERS

Legal matters in relation to the Partnership Sale will be reviewed and passed upon by Fasken Martineau DuMoulin LLP, as corporate counsel, McCarthy Tétrault LLP, as Canadian tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, as United States counsel, on behalf of the Company and Borden Ladner Gervais LLP on behalf of the Independent Committee. As at the date of this Circular, partners and associates of Fasken Martineau DuMoulin LLP, McCarthy Tétrault LLP, Skadden, Arps, Slate, Meagher & Flom LLP and Borden Ladner Gervais LLP, in each case, own beneficially, directly or indirectly, less than 1% of the issued and outstanding securities of the Company and its associates and affiliates.

PRINCIPAL HOLDERS OF SECURITIES

As at October 27, 2006, 94,467,973 Class A Common Shares and 11,134,648,627 Class B Non-Voting Shares were issued and outstanding. Each Class A Common Share entitles the holder thereof to one vote at all meetings of Shareholders. Holders of Class B Non-Voting Shares are entitled to one vote for each Class B Non-Voting Share held on the Corporate Objects Resolution and the Capital Distribution Resolution, but are not entitled to vote generally or on the Transaction Resolution.

To the knowledge of the directors and senior officers of the Company, as at October 27, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of any class of Shares other than MDS, who is the beneficial owner of 44,872,287 Class A Common Shares, representing approximately 47.5% of the issued and outstanding Class A Common Shares, and 11,134,648,627 Class B Non-Voting Shares, representing all of the issued and outstanding Class B Non-Voting Shares.

ADDITIONAL INFORMATION RELATING TO THE COMPANY

Information Incorporated by Reference

Information concerning executive compensation and directors’ and officers’ liability insurance may be found in the Management Proxy Circular of the Company dated January 31, 2006 under the heading “Disclosure of Compensation and Other Information” which information is incorporated by reference herein.

Management Agreement

The Labs Services LP is party to a management agreement with MDS (the “Labs Management Agreement”) pursuant to which MDS provides support services to the Labs Services LP, including information technology services, financial services, purchasing and/procurement services, human resources services, communications services, real estate services, regulatory compliance services and government relations services.

The Labs Services LP pays to MDS an annual management fee, payable monthly in advance, equal to MDS’ reasonable and documented cost of providing the support services. In addition, the Labs Services LP reimburses MDS for all reasonable out-of-pocket expenses incurred in providing the support services, including information technology, financial administration and other services. Since November 1, 2004, the Labs Services LP has paid to MDS approximately $17.6 million in the aggregate pursuant to the Labs Management Agreement.

MDS may terminate the Labs Management Agreement upon 120 days’ prior notice or immediately in the event of the removal or resignation of the General Partner as general partner of the Labs Services LP.

Auditor

Ernst & Young LLP, Chartered Accountants, is the current auditor of the Company.

Additional Information Regarding the Company

Additional information regarding the Company may be found in documents it files with the securities regulatory authorities in each of the provinces of Canada, including annual and interim financial statements, together with management’s discussion and analysis (“MD&A”) related thereto. Such documents are available on SEDAR at www.sedar.com. Annual financial information is provided in the Company’s comparative financial statements and MD&A for the year ended October 31, 2005, copies of which may be obtained on SEDAR or on request without charge from the Secretary of LPBP Inc., 75 International Blvd., Toronto, Ontario, M9W 6L9, Phone: 416-213-0565.

The Articles of Arrangement of the Company require that a person or group wishing to acquire a majority of the Class A Common Shares comply with certain conditions precedent to the acquisition of Class A Common Shares in those circumstances. These provisions, in effect, require such a person or group to also acquire a comparable portion of the Class B Non-Voting Shares at fair market value. Other than the foregoing rights, the Company’s Articles of Arrangement do not provide a mechanism permitting holders of Class B Non-Voting Shares to participate in any take-over bid for the Class A Common Shares which does not expressly include an offer for the Class B Non-Voting Shares.

INFORMATION CONCERNING THE MEETING AND PROXIES

Solicitation of Proxies

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting and the cost of such solicitation will be borne by the Company. The solicitation will be primarily by mail, but directors, officers, employees and agents of the Company may also solicit proxies by telephone or in person. Employees will not receive any extra compensation for such activities.

Appointment of Proxyholder

Each person named in the enclosed form of proxy is either an officer or a director of the Company. A registered holder of Class A Common Shares or Class B Non-Voting Shares has the right to appoint as such Shareholder’s proxyholder a person or company (who need not be a Shareholder) to attend and to act on such Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy accompanying this Circular. A Shareholder may do so by inserting the name of such other person or company in the blank space provided in the form of proxy (printed on blue paper for holders of Class A Common Shares) or by completing another proper form of proxy and, in either case, by delivering the completed proxy to the Company’s registrar and transfer agent, Computershare, in the envelope provided in person or by registered mail to LPBP Inc., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile transmission to Computershare toll-free at 1-866-249-7775 (or in the Toronto area at (416) 263-9524) Attention: Proxy Department. To be effective, proxies must be received before 4:30 p.m. (Eastern Time) on November 22, 2006 (or the date that is two business days preceding the Meeting if it is postponed or adjourned).

Revocation of Proxy

A registered Shareholder has the right to revoke an executed proxy under subsections 110(4), (4.1) and (4.2) of the OBCA. A Shareholder may revoke a proxy by delivering another properly completed form of proxy bearing a later date in accordance with the procedures specified under the heading “Information Concerning the Meeting and Proxies - Appointment of Proxyholder”, by depositing an instrument in writing executed by the registered Shareholder, or by the registered Shareholder’s attorney authorized in writing, at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Proxy

The Class A Common Shares and Class B Non-Voting Shares represented by a properly executed proxy will be voted for or against the applicable resolution in accordance with the instructions of the Shareholder on any vote that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Class A Common Shares and Class B Non-Voting Shares represented by properly executed proxies will be voted accordingly.

In the absence of any instructions to the contrary, the Class A Common Shares represented by proxies received by management will be voted FOR the approval of the Transaction Resolution, the Corporate Objects Resolution and the Capital Distribution Resolution. In the absence of any instructions to the contrary, the Class B Common Shares represented by proxies received by management will be voted FOR the approval of the Corporate Objects Resolution and the Capital Distribution Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Voting Rights for Beneficial Owners of Shares

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company will be distributing copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company as set out above; or

(b)
more typically, be given a form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or proxy authorization form is to be delivered.

  APPROVAL OF BOARD

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 27th day of October, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
"John Anderson"

John Anderson
President and Chief Executive Officer

CONSENTS

Consent of McCarthy Tétrault LLP

To:    The Directors of LPBP Inc.

We hereby consent to the reference to the opinion of this firm under “Certain Canadian Federal Income Tax Considerations” and to being named in the Circular dated October 27, 2006.

Yours truly,

"McCarthy Tétrault LLP"

McCarthy Tétrault LLP
October 27, 2006

Consent of KPMG Corporate Finance Inc.

To:    The Directors of LPBP Inc.

We hereby consent to the reference to the opinions of this firm in the Letter to Shareholders accompanying this Circular, under the headings “Summary of Circular”, “The Partnership Sale — KPMG Advice” and “The Partnership Sale — Recommendation of the Board of Directors”, “The Partnership Sale — Canadian Securities Law Matters” and in Appendix A “Glossary of Defined Terms”, and the inclusion of this firm’s opinion dated October 3, 2006 as Appendix E to this Circular and to being named in the Circular dated October 27, 2006.

Yours truly,

"KPMG Corporate Finance Inc."

KPMG Corporate Finance Inc.
October 27, 2006

APPENDIX A:  GLOSSARY OF DEFINED TERMS

The following terms used in this Circular have the meanings set forth below:

“Aggregate Purchase Price” means $801 million, being the amount that the Borealis Group has agreed to pay in respect of the MDS Eastern Diagnostics Business pursuant to the terms of the Eastern Sale Agreement.

“Articles of Arrangement” means the certificate and articles of arrangement of the Company dated April 30, 2004.

“Board” or “Board of Directors” means the Board of Directors of the Company.

“Borealis Group” means Borealis Infrastructure Management Inc., a corporation governed by the Canada Business Corporations Act, and, where the context requires, includes one or more of its affiliates or affiliates of OMERS Administration Corporation designated pursuant to the Sale Agreements.

“Capital Distribution Resolution” means the special resolution of the holders of Class A Common Shares and the holders of the Class B Non-Voting Shares, each voting separately as a class, approving the reduction of the stated capital attributable to the Class A Common Shares and, if the Board of Directors of the Company so elects, in its sole discretion, the concurrent reduction of the stated capital attributable to the Class B Non-Voting Shares, in each case contingent on the completion of the Partnership Sale, by an amount equal to the lesser of (i) the total stated capital of the applicable class of Shares; and (ii) the aggregate amount of the relevant distribution on the applicable class of Shares, as determined by the board of directors of the Company in its sole discretion, from the Net Proceeds, in the form attached as Appendix D to this Circular.

“Circular” means this management information circular of the Company prepared and sent to the Shareholders in connection with the Meeting, including the Appendices attached hereto and the information incorporated by reference herein.

“Class A Capital Distribution” means the amount, if any, distributed as a return of capital on the Class A Common Shares prior to or contemporaneous with any return of capital distribution made on the Class B Non-Voting Shares and derived from the Net Proceeds realized in respect of the Partnership Sale.

“Class A Common Shares” means the Class A Common Shares in the capital of the Company.

“Class A Dividend Distribution” means a taxable dividend (within the meaning of the Tax Act) paid on the Class A Common Shares.

“Class A Shareholder” has the meaning provided under the heading “Certain Canadian Federal Income Tax Considerations” in this Circular.

“Class B Non-Voting Shares” means the Class B Non-Voting Shares in the capital of the Company.

“Closing” means the completion of the sale to, and the purchase by, the Borealis Group of the MDS Eastern Diagnostics Business and completion of the other transactions contemplated by the Eastern Sale Agreement that are to occur contemporaneously with or prior to the purchase and sale of the MDS Eastern Diagnostics Business.

“Closing Date” means (i) the later of: (A) November 29, 2006, and (B) if any of the conditions set forth in Section 6.1 or 6.2 of the Eastern Sale Agreement are not satisfied or waived on any date, the second business day following the date the last of such conditions is satisfied or waived; or (ii) such later date as the parties to the Eastern Sale Agreement may agree in writing as the date the Closing shall take place.

“Closing Time” means 2:00 p.m. (Toronto time) on the Closing Date, or such other time on that date as the parties to the Eastern Sale Agreement agree in writing that the Closing shall take place.

“Company” means LPBP Inc., a corporation incorporated under the OBCA.

“Computershare” means Computershare Investor Services Inc., registrar and transfer agent for the Shares.

“Corporate Objects Resolution” means the special resolution of the holders of Class A Common Shares and Class B Non-Voting Shares, each voting separately as a class, approving an amendment to the Corporate Objects (which form part of the Articles of Arrangement of the Company) to provide the Company with the authority to consent to the sale, transfer or other disposition of all or any part of the assets of the Labs Services LP and/or Hemosol LP, including the Partnership Sale, in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company and to confirm that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP, in the form attached as Appendix C to this Circular.

“Dissenting Shareholder” means a registered Shareholder who has properly exercised such Shareholder’s dissent rights in respect of the Transaction Resolution or Corporate Objects Resolution in strict compliance with the procedures referred to under “Rights of Dissenting Shareholders”.

“Eastern Sale Agreement” means the asset purchase agreement dated October 4, 2006 between MDS and the Borealis Group pursuant to which MDS has agreed, subject to the terms and conditions contained therein, to sell, or cause to be sold (with the approval of the Company), to the Borealis Group, and the Borealis Group has agreed to purchase, the MDS Eastern Diagnostics Business.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the United States Securities and Exchange Commission.

“GAAP” means generally accepted accounting principles.

“General Partner” means MDS Laboratory Services Inc., a wholly-owned subsidiary of MDS and the general partner of the Labs Services LP.

“Hemosol Corp.” means Hemosol Corp., a corporation incorporated under the OBCA and the general partner of Hemosol LP.

“Hemosol LP” means Hemosol LP, a limited partnership governed by the laws of the Province of Ontario.

“Hemosol Plan” means the plan of compromise, arrangement and reorganization pursuant to the provisions of the Companies’ Creditors Arrangement Act (Canada) which, if approved by creditors and the court, will result in, among other things, the termination and cancellation, without compensation, of the Company’s interest in Hemosol LP effective on the implementation of such plan.

“Holdback Amount” means the portion of the Aggregate Purchase Price that may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transaction obligations of MDS under the Eastern Sale Agreement.

“Independent Committee” means the committee of directors of the Company independent of MDS, consisting of Messrs. J. Paul Mills, Q.C. (Chair), Edward McCormack and Mitchell Kostuch, established to advise the Board with respect to matters relating to the Partnership Sale.

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary.

“KPMG” means KPMG Corporate Finance Inc., the independent financial advisor to the Independent Committee.

“KPMG Fairness Opinion” means the fairness opinion of KPMG dated October 3, 2006, which concluded that the Partnership Sale is fair to the Company from a financial point of view, a copy of which is attached as Appendix E to this Circular.

“Labs Services LP” means MDS Laboratory Services, L.P., a limited partnership governed by the laws of the Province of Ontario.

“Labs Services LP Agreement” means the limited partnership agreement dated April 13, 2004 between the General Partner and the Company, as successor in interest to MDS, which governs the Labs Services LP.

“MDS” means MDS Inc., a corporation amalgamated under the Canada Business Corporations Act.

“MDS Diagnostics Business” means, collectively, the MDS Eastern Diagnostics Business and the MDS Western Diagnostics Business.

“MDS Eastern Diagnostics Business” means the diagnostics business of MDS in Ontario and Québec, including (i) the Ontario operations owned by the Labs Services LP (in which MDS has an indirect economic interest); (ii) a 20% interest in Medical Laboratories of Windsor Limited, which carries on diagnostics operations in Windsor, Ontario; (iii) a 50% interest in a limited partnership between MDS and The Toronto Hospital named Toronto Medical Laboratories Limited Partnership, which carries on diagnostics operations in Toronto, Ontario; (iv) a 100% interest in Laboratoires MDS Québec Ltée, which carries on diagnostics operations in Québec; and (v) certain real property used in connection with the diagnostics business, including the property located at 100 International Boulevard, Toronto Ontario.

“MDS Minority Purchase Agreement” means the asset purchase agreement dated October 4, 2006 between MDS and its minority partner in the MDS Western Diagnostics Business pursuant to which MDS has agreed, subject to the terms and conditions contained therein, to purchase and MDS’ minority partner has agreed to sell to MDS, the minority partner’s interest in a portion of the MDS Western Diagnostics Business immediately prior to the closing of the sale by MDS to the Borealis Group of the MDS Western Diagnostics Business pursuant to the terms of the Western Sale Agreement.

“MDS Sale” means the proposed sale of the MDS Diagnostics Business to the Borealis Group (with the approval of the Company) pursuant to the terms of the Sale Agreements.

“MDS Undertaking” means the undertaking by MDS to the Company to (i) contribute to the capital of the Company an amount equal to 0.44% (representing the interest of Shareholders other than MDS in the outstanding Shares of the Company) of the Holdback Amount retained by the Borealis Group, if any, from the purchase price payable to the Labs Services LP once the Holdback Amount, if any, is finally determined 18 months after the Closing Date of the MDS Sale; and (ii) at such time, to waive any entitlement to the distribution (by dividend or otherwise) of any amount contributed pursuant to (i).

“MDS Western Diagnostics Business” means the diagnostics business of MDS in Western Canada, including the business carried on by two limited partnerships in British Columbia, being Metro-McNair Clinical Laboratories Limited Partnership and Mether Properties Limited Partnership, which carry on diagnostics operations in British Columbia and hold certain direct and indirect interests in various diagnostics operations in Alberta and Manitoba.

“Meeting” means the special meeting of the Shareholders (including any postponements or adjournments thereof) to be held on November 24, 2006 to consider and, if thought advisable, to approve the Transaction Resolution, the Corporate Objects Resolution and the Capital Distribution Resolution.

“Migration Agreement” has the meaning provided under the heading “Summary of Circular — Eastern Sale Agreement” in this Circular.

“Net Proceeds” means the aggregate proceeds from the Partnership Sale received by the Labs Services LP and distributed to the Company, including any amount received on the release of all or any part of the Holdback Amount, if any, after deducting amounts for adjustments under the Eastern Sale Agreement, income taxes and expenses of both the Labs Services LP and the Company relating to the Partnership Sale, but before deduction of any amounts needed by the Company for general corporate purposes.

“Non-Resident Class A Shareholder” has the meaning provided under the heading “Certain Canadian Federal Income Tax Considerations” in this Circular.

“Notice of Meeting” means the Notice of Special Meeting of Shareholders dated October 27, 2006 accompanying this Circular.

“OBCA” means the Business Corporations Act (Ontario), as amended.

“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combination and Related Party Transactions.

“Partnership Sale” means the proposed sale by the Labs Services LP of all or substantially all of its assets to the Borealis Group as part of the MDS Sale pursuant to the terms of the Eastern Sale Agreement (and with the consent of the Company).

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning provided under the heading “Certain United States Federal Income Tax Considerations” in this Circular.

“Record Date” means October 24, 2006, being the date that the Company has fixed as the date for determining those Shareholders entitled to receive notice of and to vote at the Meeting on those matters on which they are entitled to vote.

“Regulation Q-27” means Québec Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions.

“Sale Agreements” means, collectively, the Eastern Sale Agreement and the Western Sale Agreement.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholder” means a holder of one or more Shares.

“Shares” means, collectively, the Class A Common Shares and the Class B Non-Voting Shares.

“Tax Act” means the Income Tax Act (Canada).

“Tax Proposals” has the meaning provided under the heading “Certain Canadian Federal Income Tax Considerations” in this Circular.

“Transaction Resolution” means the special resolution of the holders of Class A Common Shares authorizing the consent by the Company to the sale by the Labs Services LP of substantially all of its assets under the terms of the Partnership Sale and to authorize the Company to consent to certain amendments to the Labs Services LP Agreement incidental to such transaction or otherwise considered desirable by the General Partner, in the form attached as Appendix B to this Circular.

“U.S. Holder” has the meaning provided under the heading “Certain United States Federal Income Tax Considerations” in this Circular.

“Western Sale Agreement” means the asset purchase agreement dated October 4, 2006 between MDS, Mether Properties Limited Partnership and the Borealis Group pursuant to which MDS has agreed, subject to the terms and conditions contained therein, to sell, or cause to be sold, to the Borealis Group, and the Borealis Group has agreed to purchase, the MDS Western Diagnostics Business.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“2004 Reorganization” means the reorganization of the Company (then Hemosol Inc.) pursuant to a Plan of Arrangement dated April 30, 2004 pursuant to which, among other things, the Company was substantially reorganized and the Company acquired its interests in the Labs Services LP and Hemosol LP.

APPENDIX B:  TRANSACTION RESOLUTION

SPECIAL RESOLUTION
OF THE HOLDERS OF CLASS A COMMON SHARES
OF LPBP INC. (the “COMPANY”)

RESOLVED THAT:

1.
The Company be and it is hereby authorized to consent to the sale of all or any of the assets of MDS Laboratory Services, L.P. (the “Labs Services LP”) to Borealis Infrastructure Management Inc. and/or one or more of its affiliates or affiliates of OMERS Administration Corporation under the terms of, and as required by, the Eastern Sale Agreement (as set out in the management information circular of the Company dated October 27, 2006), including without limiting the generality of the foregoing, any consent or approval of the Company as sole limited partner of the Labs Services LP which may be required under the terms of the Limited Partnership Agreement dated April 13, 2004 governing the Labs Services LP (the “Limited Partnership Agreement”), the Limited Partnerships Act (Ontario) and any other applicable law.

2.
The Company be and it is hereby authorized to consent to an amendment to the Limited Partnership Agreement to give the general partner of the Labs Services LP (the “General Partner”) the authority to authorize for and on behalf of the Labs Services LP a sale by the Labs Services LP of any or all of its assets, business and operations, and to transfer any or all of its liabilities and obligations in connection with the sale of such assets, business and operations, in each case to Borealis Infrastructure Management Inc. and/or one or more of its affiliates or affiliates of OMERS Administration Corporation, and the board of directors of the Company be and it is hereby authorized to consent to any additional amendments to the Limited Partnership Agreement that the board of directors of the Company determines are incidental to such transaction or otherwise considered desirable by the General Partner.

3.
Any one director or officer of the Company is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.

4.
Notwithstanding that this resolution has been approved by the shareholders of the Company, the directors of the Company are authorized without further notice to, or approval of, the shareholders of the Company not to proceed with the actions contemplated by this resolution.

APPENDIX C:  CORPORATE OBJECTS RESOLUTION

SPECIAL RESOLUTION
OF THE HOLDERS OF CLASS A COMMON SHARES AND CLASS B NON-VOTING SHARES
OF LPBP INC. (the “COMPANY”)

RESOLVED THAT:

1.
The corporate objects of the Company set out in Article 3 of the articles of arrangement of the Company effective April 30, 2004 (the “Articles of Arrangement”) be amended by deleting subparagraph 3.1(b)(i) in its entirety and replacing it with the following new subparagraph 3.1(b)(i):

“(b)  shall not, directly or indirectly, carry on any business, purchase or otherwise acquire or sell, transfer or otherwise dispose of any assets or exercise any powers other than:

(i)        holding the Partnership Interests and not selling, transferring or otherwise disposing of all or any part of either Partnership Interest or otherwise consenting to a sale by either Partnership, except (A) in accordance with a sale, transfer or other disposition carried out pursuant to the terms of the partnership agreement governing the applicable Partnership, as it may be amended from time to time, (B) a consent to the sale, transfer or other disposition of the assets of either Partnership in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors on behalf of the Corporation, or (C) on the liquidation, dissolution or wind-up of the applicable Partnership, including, without limitation, a liquidation, dissolution or wind-up of either Partnership consented to by the Corporation with the approval of the Board of Directors on behalf of the Corporation, in which case the Corporation shall hold the property and/or assets that are acquired or received by the Corporation as a result of such sale, transfer or other disposition or such liquidation, dissolution or wind-up and shall deal with such property and/or assets as the Board of Directors considers appropriate in the ordinary course of the Corporation’s business;”

2.
The Company is hereby authorized to file articles of amendment with the Director under the Business Corporations Act (Ontario) at any time after the date of this resolution to give effect to the amendment to Article 3 of the Articles of Arrangement noted above and to otherwise take all actions required to give effect to such amendment.

3.
Any one director or officer of the Company is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.

4.
Notwithstanding that this resolution has been approved by the shareholders of the Company, the directors of the Company are authorized without further notice to, or approval of, the shareholders of the Company not to proceed with the actions contemplated by this resolution.

APPENDIX D:  CAPITAL DISTRIBUTION RESOLUTION

SPECIAL RESOLUTION
OF THE HOLDERS OF CLASS A COMMON SHARES AND CLASS B NON-VOTING SHARES
OF LPBP INC. (the “COMPANY”)

RESOLVED THAT:

1.
Subject to the board of directors of the Company having received evidence satisfactory to the board of directors that the sale by MDS Laboratory Services, L.P. (the “Labs Services LP”) to Borealis Infrastructure Management Inc. and/or one or more of its affiliates or affiliates of OMERS Administration Corporation under the terms of, and as required by, the Eastern Sale Agreement (as set out in the management information circular of the Company dated October 27, 2006) (the “Partnership Sale”) has been completed,

(a)
the Company is hereby authorized to reduce the stated capital, at a time determined by the board of directors of the Company, attributable to the Class A Common Shares of the Company (“Class A Common Shares”) for purposes of a distribution to the holders of the Class A Common Shares (the “Class A Capital Reduction”) by an amount equal to the lesser of: (i) the total stated capital of the Class A Common Shares; and (ii) the aggregate amount of the initial distribution on the Class A Common Shares, as determined by the board of directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale (the “Class A Distribution”); and

(b)
if the board of directors of the Company so elects, in its sole discretion, the Company is hereby authorized, concurrent with the Class A Capital Reduction, to reduce the stated capital attributable to the Class B Non-Voting Shares of the Company (“Class B Non-Voting Shares”) for purposes of a distribution to the holders of the Class B Non-Voting Shares by an amount equal to the lesser of: (i) the total stated capital of the Class B Non-Voting Shares; and (ii) the aggregate amount of the relevant distribution on the Class B Non-Voting Shares, as determined by the board of directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale (the “Class B Distribution”).

2.
The board of directors of the Company is hereby authorized to give effect to the Class A Distribution and, if so elected by the board of directors, the Class B Distribution, including, without limitation, determining the amount of the Class A Distribution and, if so elected by the board of directors, the Class B Distribution, and authorizing the Company to pay any such distributions to shareholders of record on a date to be determined by the directors.

3.
Any one director or officer of the Company is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.

4.
Notwithstanding that this resolution has been approved by the shareholders of the Company, the directors of the Company are authorized without further notice to, or approval of, the shareholders of the Company not to proceed with the actions contemplated by this resolution.

APPENDIX E:  KPMG FAIRNESS OPINION

KPMG Corporate Finance Inc. Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Fax (416) 777-3891 Internet www.kpmg.ca

The Independent Committee and the Board of Directors LPBP Inc. 100 International Boulevard Toronto, Ontario M9W 6J6
October 3, 2006
To the Independent Committee and the Board of Directors
KPMG Corporate Finance Inc. (“KPMG”) understands that MDS Inc. (“MDS”) proposes to enter into an agreement of purchase and sale in respect of the MDS Diagnostics Business, including a sale (the “Partnership Sale”) of all of the assets of MDS Laboratory Services LP (the “Lab Services LP”). LPBP Inc. (“LPBP” or the “Company”) is the sole limited partner of the Lab Services LP and is entitled to 99.99% of the net income of the Lab Services LP. The purchase price allocated to the sale of the assets of the Lab Services LP is approximately $750 million, subject to certain adjustments.

KPMG has been engaged by the Independent Committee of the Board of Directors of LPBP (the “Independent Committee”) to review the terms of the Partnership Sale and to provide the Board of Directors of LPBP (the "LPBP Board") with an opinion as to the fairness of the Partnership Sale, from a financial point of view, to the shareholders of LPBP (the “Fairness Opinion”). KPMG was not engaged to prepare and did not prepare a formal valuation in connection with the Fairness Opinion.

KPMG understands that the Fairness Opinion will be sent to the shareholders of LPBP as a part of a management information circular (the “Circular”) describing the Partnership Sale.
Engagement of KPMG
KPMG was formally engaged by the Independent Committee by letter dated March 10, 2006 (the “Engagement Agreement”) to provide the Fairness Opinion. The terms of the Engagement Agreement provide that KPMG is to be paid based on time spent at its hourly rates. In addition, KPMG is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by LPBP in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG's fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful completion of the Partnership Sale.

Credentials of KPMG
KPMG is one of the world's largest professional services organization, offering a broad range of services. KPMG's professionals have significant experience in advising a broad range of companies for various purposes, including securities law compliance, fairness opinions, mergers and acquisitions, corporate income tax and litigation matters, amongst other things.

Independence of KPMG
KPMG is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of LPBP or MDS. Neither KPMG nor any of its affiliates is an advisor to MDS in respect of the Proposed Sale. KPMG has disclosed to the Independent Committee any past, present or anticipated relationship between KPMG, LPBP, MDS or an interested party (within the meaning of OSC Rule 61-501), and that it is independent for the purposes of OSC Rule 61-501 in connection with the Proposed Sale.

Scope of Review
In connection with preparing and rendering this Fairness Opinion, KPMG has reviewed, and where it considered appropriate, relied upon, or undertaken, among other things, the following:
•	the Asset Purchase Agreement between MDS and Borealis Infrastructure Management Inc., including certain schedules thereto;

•	the allocation of the total purchase consideration to various entities including the Lab Services LP, as prepared by MDS;

•
the letter from MDS to LPBP, whereby MDS has agreed to make the non-MDS shareholders of LPBP whole for any purchase consideration held-back (the “Holdback Amount”) and not received by the Lab Services LP after a period of 18 months (the “Undertaking”);

•	a copy of a document presented to the MDS board of directors on the status of the divestiture prepared by management, dated March 17, 2006;

•
a confidential information memorandum for the Canadian Diagnostics Business (including the Canadian Diagnostics Business in the East, which the business of the Lab Services LP forms a component thereof), dated November 2005, including, amongst other things, actual operating results for the MDS Diagnostics Business in the East for the fiscal years 2003 and 2004, estimated operating results for fiscal year 2005, pro-forma operating results for fiscal 2005, and projected operating results for fiscal years 2006 and 2007;

•
certain other financial and other information on the Canadian Diagnostics Business, including a schedule summarizing non-cash working capital by month for the period of November 2004 through October 2005;

•
property tax assessments for the following properties held by MDS and to be sold as part of the overall transaction: (a) 100 International Boulevard, Toronto; (b) 3460 Schmon Parkway, Thorold; and, (c) 701 Sheppard Avenue, Toronto;

•
publicly-available financial statements for LPBP, including the audited annual financial statements for the year ended October 31, 2005, and the financial statements for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006;

•	publicly-available financial and other information on the Canadian Diagnostics Business, including the Annual Information Form for MDS dated January 27, 2006;

•	email correspondence from MDS and/or its legal counsel in response to questions posed by KPMG;

•	relevant financial information relating to publicly-traded and acquired companies comparable to the Canadian Diagnostics Business;

•	general industry and economic information obtained from other sources considered reliable and necessary by KPMG in the circumstances; and,

•	discussions with representatives of senior management of the Canadian Diagnostics Business with respect to the current and future prospects of the business.

KPMG's review consisted primarily of inquiry, review, analysis and discussion of this information.
Restrictions and Qualifications
This Fairness Opinion has been prepared for the Independent Committee and the LPBP Board, and except as explicitly permitted herein, is not to be used or relied upon by any person, other than the Independent Committee or the LPBP Board, for any purpose other than as stated herein, and except as provided in the last sentence of this paragraph, is not intended for general circulation, nor is it to be published or made available to other parties in whole or in part without KPMG's prior written consent. KPMG expressly disclaims any liability by reason of the use of this letter by any person other than the Independent Committee or the LPBP Board and does not assume any responsibility for losses resulting from the unauthorized or improper use of this letter. Subject to the terms of the Engagement Agreement, KPMG consents to the inclusion of this letter, along with a summary of the basis for this letter, in a form acceptable to KPMG in the Circular, and to the filing thereof, as necessary, by LPBP with the applicable securities commissions or similar regulatory authorities in Canada.

The financial statements and other information provided by LPBP, MDS or their representatives have been accepted, without further verification, as correctly reflecting the relevant business conditions and operating results for the respective periods.

KPMG has not independently verified the accuracy and completeness of the information supplied to KPMG with respect to the Canadian Diagnostics Business and does not assume any responsibility with respect to it. KPMG has relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by it from public sources or provided to it by, on behalf of or at the request of the Independent Committee, LPBP or MDS, and this letter is conditional upon such completeness, accuracy and fair presentation. KPMG has assumed that the projections provided to it by management of MDS represent the best estimate of the most probable results for the Canadian Diagnostics Business for the periods presented therein. In preparing this letter, KPMG has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

This Fairness Opinion is rendered as of October 3, 2006, on the basis of securities markets and economic and general business and financial conditions currently prevailing and the condition and prospects, financial and otherwise, of the Canadian Diagnostics Business as it was reflected in the information and documents reviewed by KPMG and as it was represented to KPMG in discussions with the management of MDS.

No opinion, counsel, or interpretation is intended in matters that require legal or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to KPMG's attention after the date hereof.

Approach

The assessment of fairness from a financial point of view must be determined in the context of each particular transaction. KPMG has based this Fairness Opinion on methods and techniques that KPMG considered appropriate in the circumstances and considered a number of factors in KPMG's review of the Partnership Sale. The preparation of a fairness opinion is a complex process and it is not necessarily susceptible to partial analysis or a summary description. Accordingly, KPMG's analyses must be considered as a whole and the selection of portions of KPMG's analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the approaches underlying this Fairness Opinion. This Fairness Opinion is not to be construed as a recommendation to any holder of LPBP shares to support or reject the Partnership Sale.

In order to assess the fairness of the Partnership Sale from a financial point of view to LPBP, KPMG reviewed and considered the following, amongst other things:
a)	The Partnership Sale is an all cash transaction. Consequently, by accepting the offer, LPBP would not incur any future risk in relation to the consideration being reviewed;

b)	The Partnership Sale will provide liquidity to the Company. Absent a sale, LPBP’s investment in the Lab Services LP would continue to represent an illiquid investment;

c)
Extensive auction process completed. We understand that the Canadian Diagnostics Business was extensively canvassed for sale in the open market. As such, it is unlikely that another party in the open market would be willing to pay a higher price than that offered and/or on terms more favourable. Further, we understand that other alternative arrangements were also considered, including the formation of an income trust, but were found by MDS to be less favourable; and,

d)
The purchase price allocated to the Lab Services LP and the resulting implied multiples of earnings and cash flow, as compared to multiples implied in the share prices of comparable public companies and prices paid in precedent transactions.

Conclusion
Based upon and subject to the foregoing and such other matters KPMG considered to be relevant, KPMG is of the opinion that as of the date hereof the Partnership Sale is fair to LPBP from a financial point of view. The KPMG Fairness Opinion is based on the aggregate purchase price payable to the Lab Services LP (without consideration of the Holdback Amount). KPMG was not asked to consider the impact of the possible reduction of the proceeds to the Lab Services LP as a result of the Holdback Amount since LPBP has obtained an Undertaking to ensure that the distributions by LPBP to shareholders other than MDS will not be affected or reduced by any portion of the Holdback Amount not received by the Lab Services LP after a period of 18 months.

Yours very truly,
“KPMG Corporate Finance Inc.”
KPMG Corporate Finance Inc.

APPENDIX F:  SECTION 185 OF THE OBCA

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)   If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

Exception

(3)
A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4)
In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6)
A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)    the shareholder’s name and address;

(b)    the number and class of shares in respect of which the shareholder dissents; and

(c)    a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11)
Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13)
A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14)
On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)   the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)   the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)   the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15)
A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)  a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)   if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17)
Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18)
Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19)
If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21)
If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22)
Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)    has sent to the corporation the notice referred to in subsection (10); and

(b)    has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23)
All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24)
Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26)
The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27)
The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28)
Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)   withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)    the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)    the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31)
Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).